Exhibit 99.5

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action you should take, you are recommended immediately to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Cadbury Schweppes Ordinary Shares, please send this document, together with the accompanying form of proxy, as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Credit Suisse First Boston (Europe) Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Cadbury Schweppes in connection with the Acquisition and for no one else and will not be responsible to anyone other than Cadbury Schweppes for providing the protections afforded to customers of Credit Suisse First Boston (Europe) Limited or for providing advice in relation to the matters referred to in this document.

CADBURY SCHWEPPES
PUBLIC LIMITED COMPANY

PROPOSED ACQUISITION OF
ADAMS

NOTICE OF EXTRAORDINARY GENERAL MEETING

This document should be read as a whole. Your attention is drawn to the letter from the Chairman of Cadbury Schweppes which is set out on pages 5 to 12 of this document and which recommends you to vote in favour of the resolution to be proposed at the Extraordinary General Meeting referred to below.

Notice of an Extraordinary General Meeting of Cadbury Schweppes to be held at 10.30 a.m. on 5 March, 2003 at The Café Royal, 68 Regent Street, London, W1B 5EL is set out at the end of this document. A form of proxy for use at the meeting is enclosed. However, a proxy may also be appointed via the internet or, for CREST members, by using the CREST electronic proxy appointment service. To be valid, any instrument appointing a proxy must be received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA as soon as possible but in any event so as to arrive no later than 10.30 a.m. on 3 March, 2003.

TIMETABLE OF PRINCIPAL EVENTS

Latest time and date for receipt of instruments appointing a proxy	10.30 a.m., 3 March, 2003

Extraordinary General Meeting	10.30 a.m., 5 March, 2003

Expected completion of the Acquisition	around the end of March, 2003

DEFINITIONS

The following definitions apply throughout this document and the accompanying form of proxy unless the context requires otherwise:

“Acquisition”	the proposed acquisition of Adams by Cadbury Schweppes on the terms and conditions set out in the Sale and Purchase Agreement;

“Act”	the Companies Act 1985 (as amended);

“Adams”	the Adams confectionery business of Pfizer, as detailed on page 6 of this document, comprising assets in certain jurisdictions and legal entities in other jurisdictions;

“Board” or “Directors”	the directors of Cadbury Schweppes;

“Cadbury Schweppes” or the “Company”	Cadbury Schweppes public limited company;

“Cadbury Schweppes Group”	Cadbury Schweppes and its subsidiaries and subsidiary undertakings;

“Cadbury Schweppes Ordinary Shares”	ordinary shares of 12.5 pence each in the capital of Cadbury Schweppes;

“Cadbury Schweppes Shareholders” or “Shareholders”	the holders of Cadbury Schweppes Ordinary Shares;

“CSFB”	Credit Suisse First Boston (Europe) Limited;

“Enlarged Group”	the Cadbury Schweppes Group following completion of the Acquisition;

“Euro” or “€”	the single currency of those member states of the European Community which adopt or have adopted the euro as their currency;

“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of Cadbury Schweppes to be held at 10.30 a.m. on 5 March, 2003, convened by the notice which is set out at the end of this document, and any adjournment thereof;

“Facility Agreement”	the facility agreement entered into by Cadbury Schweppes Finance p.l.c., Cadbury Schweppes and certain banks on 16 December, 2002, further details of which are set out in Part V of this document;

“KPMG”	KPMG LLP, a UK limited liability partnership;

“Pfizer Group”	Pfizer and its subsidiaries and subsidiary undertakings;

“Pfizer”	Pfizer Inc.;

“Sale and Purchase Agreement”	the sale and purchase agreement entered into by Cadbury Schweppes and Pfizer on 16 December, 2002, further details of which are set out in Part V of this document;

“Sterling” or “£”	the lawful currency for the time being of the UK;

“UK GAAP”	generally accepted accounting principles in the UK;

“United Kingdom” or “UK”	United Kingdom of Great Britain and Northern Ireland;

“US”	United States of America;

“US Dollars” or “$”	the lawful currency for the time being of the US; and

“US GAAP”	generally accepted accounting principles in the US.

The Sterling equivalent of certain amounts stated in US Dollars have been provided as a guide to Cadbury Schweppes Shareholders using, unless otherwise specified, an exchange rate of $1.626 to £1, being the rate in effect at 12.00 p.m. on 7 February, 2003 (as published by Reuters).

Certain market data set out in Part I of this document have been sourced from the latest definitive data on Euromonitor’s Global Market Information Database, 2003 edition (published in July, 2002).

PART I

LETTER FROM THE CHAIRMAN OF CADBURY SCHWEPPES

Registered Office:
25 Berkeley Square
London W1J 6HB

Directors:
Derek C. Bonham*	Chairman	Dr. Wolfgang C.G. Berndt*
John M. Sunderland	Chief Executive Officer	Richard S. Braddock*
H. Todd Stitzer	Deputy Chief Executive Officer	Roger M. Carr*
David J. Kappler	Chief Financial Officer	David A.R. Thompson*
Robert J. Stack	Chief Human Resources Officer	Baroness Wilcox*
* Non-executive Directors

12 February, 2003

To Cadbury Schweppes Shareholders

Dear Shareholder,

Proposed Acquisition of Adams

Introduction
The Board announced on 17 December, 2002 that Cadbury Schweppes had reached an agreement, which is conditional on Shareholders’ approval amongst other things, to acquire Adams from Pfizer for a total consideration of $4.2 billion (£2.6 billion). I am writing to you to explain the background to the Acquisition, the reasons why your Directors consider the Acquisition to be in the best interests of Cadbury Schweppes and its Shareholders and to ask you to vote in favour of it.

The Acquisition comprises Adams’ principal brands, including Halls, Trident, Dentyne/Dentyne Ice, the “Bubbas”, Clorets, Chiclets and Certs, together with other functional confectionery products, manufacturing facilities and international sales, distribution and support networks.

The Acquisition will be debt financed. Cadbury Schweppes has entered into new facilities totalling $6.1 billion to finance the Acquisition, to replace existing standby credit facilities and to refinance existing debts as they mature.

The proposed consideration will be paid in cash and includes a $450 million value for expected tax benefits. The net consideration of $3.75 billion represents a multiple of 2.0 times 2001 sales and 12.9 times 2001 underlying EBITDA (see the table of financial information on Adams on page 7 below) of the Adams business.

Due to its size, the Acquisition is conditional on Shareholders’ approval. The purpose of this document is to provide you with information on the Acquisition. A notice convening an Extraordinary General Meeting to be held at 10.30 a.m. on 5 March, 2003, at which approval for the Acquisition will be sought from Shareholders, is set out at the end of this document.

Information on Adams
Adams is a branded global confectionery manufacturer with 2001 net sales of approximately $1.9 billion across 71 countries. Within the sugar and gum sectors of the market, Adams’ products are particularly focused on functional confectionery. Its market position is supported by strong research and development and technical capabilities. In 2001, Adams had a 3.3% share of the total global retail confectionery market and, within this, 19.3% of the retail market for functional confectionery.

Adams’ brands include four “power” brands – Halls, Trident, Dentyne/Dentyne Ice, and the “Bubbas” range – as well as a range of strong established regional and local brands – Clorets, Chiclets and Certs. Approximately 70% of Adams’ sales are accounted for by the four power brands.

In total Adams has 22 factories in 18 countries and around 12,900 employees spread across 40 countries. Adams has one central and 10 local/regional research and development facilities.

Adams has significant market presence and operations in North, Central and South America which accounted for 75% of sales in 2001. Adams is also represented in Europe, Africa, the Middle East and Asia. It has an established presence in a number of developing markets, principally in Latin America, which in aggregate accounted for around 40% of sales in 2001.

The functional confectionery and gum sectors
Functional confectionery products combine confectionery eating characteristics with a functional benefit such as relief for a sore throat or nasal congestion, fresh breath or dental care. Functional products are targeted primarily at adult consumers and include power mints, sugar-free gum and medicated confectionery.

Functional confectionery is the fastest growing part of the confectionery market. Between 1998 and 2001, functional confectionery volumes grew at an average rate of 5% per annum which compares with 2% per annum for the confectionery market as a whole. Growth rates for functional confectionery are generally higher in developing markets with volume growth rates averaging 6% per annum between 1998 and 2001 as against almost 5% per annum in developed markets. The retail value of the global market for functional confectionery was estimated at $10 billion in 2001, which represented nearly 10% of the total confectionery market.

The retail value of the global market for gum was estimated at $12.3 billion in 2001. The sector includes sugarised gum, sugarfree gum and bubblegum, which accounted for around 35%, 50% and 15% of global retail gum sales in 2001 respectively. Between 1998 and 2001, global gum volumes grew at an average of around 3% per annum. The three subsectors of sugarised gum, sugarfree gum and bubblegum grew at average rates of 0.5%, 7% and 0.7% respectively over the same period. The faster growth of sugarfree gum is linked to the growth in demand for products with a functional benefit. Bubblegum products are mainly aimed at children and are showing faster rates of growth in developing markets where the child population is large and growing.

The functional confectionery and gum sectors are highly attractive because: they are strongly branded; the products are premium priced with consumers willing to pay for functionality and convenience; and improvements in functionality (based on research and development) are a key driver of demand.

Adams’ key brands
Four “power” brands account for over 70% of Adams’ sales – the Halls brand, the Trident and Dentyne gum brands and the “Bubbas” range of bubblegums. Among these key brands, Adams has the number one sugar confectionery brand in the world, the number one chewing gum brand, the number one sugarfree gum brand and the number one bubblegum brand, each measured in terms of value of retail sales.

•	Halls is the number one global sugar confectionery brand and has a significant lead over other major sugar brands. It is also the number one medicated confectionery brand with a 22% value share of the world market in 2001. Halls has strong positions in 24 markets around the world. In 2001, it accounted for 27% of Adams’ sales and during 2000 and 2001 showed compound average sales growth of 2.4% at constant exchange rates. The product benefit of Halls is based upon menthol taste and vapour action. In the US, UK and Canada it is a cold relief product and has licensed medicated status. In hotter and drier countries, Halls is positioned for mouth refreshment.

•	Trident was the original sugarfree gum brand. It was launched in 1962 and is currently both the best selling gum and sugarfree gum in the world. Trident’s core consumer proposition as the “Great taste that is good for your teeth” is little changed since its launch. In 2001, Trident accounted for 22% of Adams’ sales and during 2000 and 2001 grew at an average of 14.8% per annum at constant exchange rates. The brand is sold in over 24 markets around the world with the US accounting for over a third of sales. Trident has a strong recent innovation record with brands including Recaldent by Trident, a gum with a unique ingredient which remineralises teeth, and Trident White, a tooth whitening product which has been one of the most successful gum launches in US history.

•	Dentyne was originally launched in 1899 as a dental hygiene product and over the last 10 years it has focused on fresh breath as a functional benefit. Dentyne Ice was launched in the mid 1990’s and capitalised on an increasing trend among young consumers for strong flavours as a way of achieving fresh breath and social confidence. Dentyne Ice is the leading intense-flavoured gum in North America. In 2001, the Dentyne brand accounted for 11% of Adams’ sales, with sales growth at constant exchange rates averaging 17.5% over the two year period, 2000 and 2001.

•	The “Bubbas” range holds a strong leadership position in many markets. Bubblegum is a key category in developing economies where the children’s market is important. Bubbaloo gum is the number one bubblegum brand in the world and is marketed in 32 countries. It has a liquid centre, is sold in single pieces and has particular brand strength in Latin America. Bubblicious is the world number three bubblegum brand. Innovation and novelty are crucial for children’s products and the recent successful launch of BubbaXtreme in Mexico – a triple layer lollipop with coating plus bubblegum plus liquid centre – provides a good illustration of Adams’ research and development capabilities. In 2001, the “Bubbas” range accounted for 11% of Adams’ sales, with sales during 2000 and 2001 growing at an average rate of 2.1% per annum at constant exchange rates.

In addition to the power brands there are a series of brands with strong heritage and regional positions:

•	Chiclets which is the leading chewing gum in several markets in Latin America;

•	Clorets which is a chewing gum and mint brand providing “clean and fresh breath” in Mexico, Japan and Canada; and

•	Certs which was the first breath mint to be marketed in the US.

Financial information on Adams
The following summary financial information has been extracted from the financial information on Adams, prepared under UK GAAP, included in Part II of this document.

	9 month period ended 29 September,	Year ended 31 December,
	2002 $m	2001 $m	2000 $m
Net sales	1,370	1,892	1,957

Operating profit	184	161	84
Underlying operating profit[1]	216	237	215

EBITDA[2]	238	221	131
Underlying EBITDA[3]	255	291	256

Net assets	583	544	602

[1]	Excludes goodwill amortisation, major restructuring and exceptional items and also the allocated Pfizer corporate overhead charges included in paragraph 6.4 of the financial information on Adams in Part II of this document.

[2]	EBITDA is calculated as earnings before interest, tax, depreciation and amortisation. The charge for depreciation and amortisation is set out in paragraph 6.5 of the financial information on Adams in Part II of this document.

[3]	Excludes major restructuring and exceptional items and also the allocated Pfizer corporate overhead charges included in paragraph 6.4 of the financial information on Adams in Part II of this document.

Further information, including financial information, relating to Adams is set out in Part II of this document. You should read the whole of this document and not just rely on the summarised information in this Part I.

The financial record over the two years ended December, 2001 reflects strong growth in the top four power brands (8.6% per annum ignoring currency fluctuations), although over the same period there have been trading issues in two markets – Japan and Italy – and a decline in the Certs brand in the US. Performance over the period has also been adversely impacted by the channelling of significant resources away from the core business into the launch of a “good for you” range of confectionery products, Body Smarts, in Canada and the US. This was not a commercial success in the US and was withdrawn from that market during 2001.

The Adams business produced an operating profit of $161 million in 2001, including non-recurring charges relating to salesforce restructuring and the Body Smarts withdrawal in the US and including goodwill amortisation and Pfizer corporate overhead charges. Excluding each of these items, the business made underlying operating profits of $237 million on sales of $1.9 billion.

In 2000 operating profit was $84 million, including Warner Lambert merger-related costs, major restructuring costs, goodwill amortisation and Pfizer corporate overhead costs. Removing each of these, the underlying operating profit was $215 million.

The underlying profit growth in 2001 of 10% was primarily as a result of reductions in sales costs and other indirect costs.

Adams’ audited accounts for the nine months to 29 September, 2002 show net sales of $1,370 million and underlying operating profit of $216 million. These results have been impacted by the phasing of marketing spend which was lower during that period than during the comparable period the previous year. For the final quarter of 2002, marketing spend is likely to have been similar to 2001. Sales performance for the business for 2002 is anticipated to have been broadly in line with 2001.

As stated in the financial information on Adams in Part II of this document, audited financial information for Adams is only available for the two years to 31 December, 2001 and the nine month period to 29 September, 2002. Financial information on Adams prior to 2000 is not available because Pfizer acquired Adams as part of its acquisition of Warner Lambert in mid-2000 and, owing to information system changes and archiving arrangements during the integration of information systems following that acquisition, does not have sufficient information and financial records to enable the preparation of audited accounts in respect of Adams for any earlier period. Specifically, necessary opening balance sheet information and supporting analyses are not available in respect of 1999.

The Directors believe that the lack of audited financial information on Adams for the twelve months ended 31 December, 1999 is not material to their assessment of the merits of the Acquisition. In assessing the Acquisition, the Directors paid particular attention to the trading position of Adams during 2001 and for the nine months to the end of September, 2002 and the financial position of Adams as at 31 December, 2001 and 29 September, 2002 as they believe that it is this recent information that provides the most useful basis from which to assess the potential future opportunities of Adams. Accordingly, the Directors believe that this document provides sufficient information regarding Adams to enable Shareholders to make an informed decision as to how they wish to vote at the Extraordinary General Meeting.

Strategic rationale for the Acquisition
The acquisition of Adams is a major strategic step for Cadbury Schweppes in that it transforms the scale of its confectionery business, positions it strongly in growth sectors of the confectionery market and provides the Enlarged Group with significant value creation opportunities. The Acquisition is consistent with Cadbury Schweppes’ strategy of building robust and sustainable businesses and growing the business both organically and through value creating acquisitions.

Scale transforms Cadbury Schweppes’ confectionery market presence
The acquisition of Adams will establish Cadbury Schweppes as a leading player in the global confectionery market with a near 10% value share of the total market (joint number one position). The combined product portfolios of Cadbury Schweppes and Adams will create the only global confectionery business able to meet the full range of its consumers’ confectionery needs – chocolate, sugar and gum.

75% of Adams’ sales and 86% of its profits are generated in North, Central and South America. The remainder is contributed by operations spread throughout Europe, the Middle East, Africa and Asia, of which the most significant countries are Japan, Thailand, Spain and Italy. This provides a highly complementary fit with Cadbury Schweppes’ existing confectionery businesses which have strong positions in the UK and Ireland, Continental Europe (particularly France, Poland and Denmark), Turkey, Canada, Australia and New Zealand.

Our review of the business shows that Adams provides a depth of research and development expertise in gum technology and innovation which can be combined with Cadbury Schweppes’ confectionery approach and “know how” to provide a leading edge innovation capability with the scale to capitalise on the growth potential in the sector. There is a strong research and development pipeline to support future innovation, combined with a global supply chain which can deliver the products to market efficiently and cost effectively.

Positions the Company strongly in faster growing sectors of the confectionery market
The acquisition of Adams will secure leading positions in the faster growing functional confectionery and gum sectors in both developed and emerging countries and underpins the Cadbury Schweppes Group’s commitment to generate economically profitable growth.

Provides significant value creation opportunities
Cadbury Schweppes expects to generate significant value for Shareholders from the Acquisition in several key areas: through improved performance from the existing Adams business and through the delivery of cost and revenue synergies.

In recent years, Adams has been a non-core division within two major pharmaceutical groups. Its recent sales and margin record has been impacted by a number of factors including: the redirection of investment into core pharmaceutical operations; cuts in the salesforce in a number of markets; the investment in Body Smarts; and trading issues in Japan and Italy. Adams’ US Dollar sales cumulative average growth rate in 2000 and 2001 was 1% per annum yet volume growth in the functional confectionery sector was 5.2% over the same period. Adams’ 2001 underlying operating profit margin of 12.5% compares to around 19% in 1994.

Under Cadbury Schweppes’ ownership, Adams will become part of a committed global confectionery group. With its strong market positions, brands and research and development capabilities, and with more focused commitment and investment, the business is expected to grow sales more in line with the average for the markets in which it operates. In addition, margins before cost synergies are expected to benefit from efficiency improvement programmes already in place and anticipated recovery in returns in a number of key markets, most notably Brazil.

An extensive due diligence exercise has identified scope to achieve significant cost savings in manufacturing and supply chain, procurement, information technology and shared services and central administration. Around 70% of the operating profit benefit from these synergies will be derived from initiatives which can be managed in detail by central functional management, enabling the local business unit managers to focus on the day-to-day running of their operations. In total, these cost savings are expected to improve operating profitability by around $125 million per annum by 2006, equivalent to 6.5% of Adams’ sales in 2001.

Opportunities also exist to drive sales growth by leveraging both Adams’ and Cadbury Schweppes’ routes to market in order to generate incremental growth. In addition, the portfolios of both Adams and Cadbury Schweppes can be expanded, using each other’s technical expertise to improve functionality, packaging and innovation. These initiatives are expected to generate incremental group operating profit of around $60 million per annum by 2006.

Financing of the Acquisition
The proposed Acquisition will be funded by debt, which is considered to be the optimal financing structure given that Cadbury Schweppes generates high and consistent free cashflow and it maximises the returns to Shareholders.

New debt facilities have been arranged amounting to $6.1 billion to finance the Acquisition, to replace existing standby credit facilities and to refinance existing debts as they mature. Moody’s Investors Service and Standard & Poor’s, two independent credit rating agencies, have, following the announcement of the Acquisition, reduced the long-term credit ratings of Cadbury Schweppes to Baa2 and BBB respectively. It is intended that a substantial proportion of the new facilities will, in turn, be refinanced in the capital markets, mostly in US Dollars and at fixed interest rates.

A summary of the Facility Agreement relating to the new facilities is set out in Part V of this document.

Based on the combined 2002 financials of Cadbury Schweppes and Adams, the proposed transaction will increase Cadbury Schweppes’ net debt from £1.8 billion to £4.5 billion (as set out in Part IV of this document). Historical interest cover, based on combined underlying operating profits (excluding restructuring and amortisation costs), is estimated at 4.6 times.

Financial impact of the Acquisition
The Acquisition is expected to become earnings accretive in 2004 (excluding restructuring and amortisation costs).1 In addition, the overall cashflow from Adams is expected to be negative in 2003 and 2004, turning positive thereafter. As a result, the Enlarged Group is not anticipated to achieve its £300 million free cashflow target in 2003 but is expected to achieve this in 2004. Return on invested capital (“ROIC”) is expected to exceed the Cadbury Schweppes Group’s weighted average cost of capital of 7.25% in 2006, reflecting improvements in the performance of the base business and contributions from cost and revenue synergy initiatives.

Cadbury Schweppes will implement an aggressive integration programme to achieve the growth and cost reduction plans which underpin the achievement of these earnings and ROIC expectations. The implications of this programme are:

•	an increase in marketing spend of around 10% in 2003 which will be maintained in 2004;

•	costs incurred as a consequence of the significant integration and rationalisation programmes, including the management of transitional services, are anticipated at £30 million during each of the first two financial years;

•	restructuring spend of £120 million, most of which is expected to be charged in 2003 and 2004; and

•	an increase in capital spend to finance restructuring and a significant investment in information technology in the Adams business.

The integration of Adams into Cadbury Schweppes is expected to give rise to cost and revenue synergies of $125 million and $60 million respectively in 2006. It is anticipated that the cost savings will build progressively with around half the total being achieved in 2004. The revenue synergies are likely to take longer to achieve with only a modest contribution achieved in 2004 but building rapidly thereafter.

Cadbury Schweppes will acquire the assets of Adams in certain jurisdictions and the legal entities of Adams in others. In certain jurisdictions with asset purchases, the generation of intangible assets will give rise to a tax deductible expenditure. This principally occurs in the US, Canada, UK and Japan. The expected annual tax benefits in those jurisdictions have been quantified on the basis of Cadbury Schweppes’ business plan for those territories and the tax depreciation allowed in each such jurisdiction in respect of the intangible assets being acquired. These expected cash benefits have then been discounted at Cadbury Schweppes’ weighted average cost of capital to arrive at an overall estimate. The net present value of the tax deductibility is estimated at $450 million. Significant cashflow benefits from this tax credit are expected to accrue to Cadbury Schweppes over the next fifteen years.

[1]	This statement should not be interpreted to mean that future earnings per share will necessarily be higher than historical earnings per share.

Terms and conditions of the Acquisition
The Sale and Purchase Agreement provides for the acquisition by Cadbury Schweppes of Adams from Pfizer. A summary of the terms of the Sale and Purchase Agreement is set out in Part V of this document. The Acquisition is conditional, amongst other things, upon Shareholder approval, Pfizer having obtained the consents necessary from third parties to transfer certain key contracts to Cadbury Schweppes and clearance having been obtained from antitrust regulators in the US, Canada and Mexico. Subject to these approvals, the transaction is expected to complete around the end of March, 2003. While no European Union filing is required regarding antitrust clearance, filings have been made with antitrust regulators in a number of European countries, including the Czech Republic, Germany, Greece, Italy, Portugal, Spain, Turkey and the UK. Filings have also been made with antitrust regulators in South Africa and Brazil. As at 7 February, 2003, clearances had been received in Canada, Germany, Italy and Spain.

Current trading and prospects for the financial year
Cadbury Schweppes
Cadbury Schweppes announced its preliminary results for the 52 weeks ended 29 December, 2002 on 12 February, 2003. A copy of the full announcement is set out in Part III of this document. This announcement contains the following statement regarding the prospects for the Cadbury Schweppes Group:

“We anticipate a further sound performance from our beverages operations. The exception will be Dr Pepper/Seven Up where franchise transfers, notably of 7 UP, are expected to be disruptive to volume in this year of transition. Profits at Dr Pepper/Seven Up are therefore unlikely to exceed those in 2002.

By contrast, the momentum behind our core confectionery business in total should produce a further strong performance, enhanced by recovery in our Chinese and Canadian units.

With the Adams integration, 2003 will be a transitional year in which the consolidation of all these developments will be paramount. There will be some impact on our achievement against targets for this year but we will be building a substantial platform for revenue and profit growth in future years.

The year has started satisfactorily despite the broader economic uncertainty.”

Prospects for the Enlarged Group
The acquisition of Adams provides Cadbury Schweppes with confectionery market leadership and a unique portfolio with an offering in every confectionery category. Adams brings powerful brands, access to new geographies and significant scale in the fastest growing confectionery sectors. Accordingly, as a result of these attributes and the expected cost and revenue synergies, the Directors have confidence in the financial and trading prospects for the Enlarged Group in the current financial year and beyond.

Extraordinary General Meeting
Set out at the end of this document is a notice convening an Extraordinary General Meeting of Cadbury Schweppes to be held at 10.30 a.m. on 5 March, 2003 at The Café Royal, 68 Regent Street, London, W1B 5EL. The purpose of the Extraordinary General Meeting is for Shareholders to consider and, if thought fit, to pass an ordinary resolution to approve the Acquisition.

Action to be taken by Cadbury Schweppes Shareholders
A form of proxy for use at the Extraordinary General Meeting is enclosed with this document. However, a proxy may also be appointed via the internet or, for CREST members, by using the CREST electronic proxy appointment service. Whether or not you propose to attend the meeting, you are requested to appoint a proxy, either electronically (via the internet or using the CREST electronic proxy appointment service) or by completing a form of proxy and returning it so that it is received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA as soon as possible and in any event no later than 10.30 a.m. on 3 March, 2003. Completion and return of a form of proxy, or electronic appointment of a proxy, will not preclude you from attending the meeting and voting in person should you so wish.

To provide Cadbury Schweppes with an indication of the number of Shareholders who are likely to attend the meeting, please would you also complete the enclosed attendance slip, or complete an attendance slip via the internet, and return it so that it is received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA as soon as possible and in any event no later than 10.30 a.m. on 3 March, 2003.

Further information
Your attention is drawn to the additional information set out in Parts II to VI of this document.

Recommendation
The Directors, who have received financial advice from CSFB, consider that the Acquisition is in the best interests of Cadbury Schweppes and the Shareholders as a whole. In giving its advice to the Directors, CSFB has placed reliance upon the Directors’ commercial assessment of the Acquisition.

Accordingly, the Directors recommend unanimously that Shareholders vote in favour of the resolution to be proposed at the Extraordinary General Meeting referred to above, as they intend to do in respect of their own beneficial holdings. The Directors’ beneficial holdings amount to 2,866,040 Cadbury Schweppes Ordinary Shares, representing 0.14% of the Cadbury Schweppes Ordinary Shares in issue.

Yours faithfully,

Derek C. Bonham
Chairman

PART II

FINANCIAL INFORMATION ON ADAMS

8 Salisbury Square London EC4Y 8BB United Kingdom

The Directors
Cadbury Schweppes plc
25 Berkeley Square
London
W1J 6HB

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ

12 February 2003

Dear Sirs

Adams
We report on the financial information set out in sections 1 to 6 below. This financial information has been prepared for inclusion in the Class 1 Circular dated 12 February 2003 of Cadbury Schweppes plc (the ‘Company’).

Basis of preparation
Adams is a business unit within the Consumer Products segment of Pfizer Inc (‘Pfizer’). Adams conducts its business through over fifty wholly owned Pfizer subsidiaries. These subsidiaries may either be wholly engaged in the business of Adams or contain certain assets and operations that are dedicated to the Adams business. Adams did not form a legal sub group during the period under review.

The financial information set out in sections 1 to 6 is based on audited special purpose financial statements for the two years ended 31 December 2001 and the nine month period ended 29 September 2002 prepared for the purposes of supporting the disposal of Adams. The special purpose accounts were prepared in accordance with US GAAP and were prepared on the basis set out in section 6.1. The financial information below has been prepared on an equivalent basis under UK GAAP after making such adjustments as we considered necessary.

Responsibility
The special purpose financial statements are the responsibility of the management of Pfizer who approved their issue.

The Directors of Cadbury Schweppes plc are responsible for the contents of the Circular relating to the acquisition of Adams dated 12 February 2003 in which this report is included.

It is our responsibility to compile the financial information set out in our report from the special purpose financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion
We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that recorded by the auditors who audited the special purpose financial statements which form the basis of the financial information set out in our report. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the special purpose financial statements and whether the accounting policies are appropriate to the entity’s circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion
In our opinion, the financial information gives, for the purposes of the Circular relating to the acquisition of Adams dated 12 February 2003, a true and fair view of the state of affairs of Adams as at 31 December 2000 and 2001 and 29 September 2002 and of its profits, cash flows and recognised gains and losses for the two years ended 31 December 2001 and nine month period ended 29 September 2002.

1.     Combined profit and loss accounts

		Nine months ended 29 September	Year ended 31 December
	Note	2002	2001	2000
		$million	$million	$million
Turnover	6.3	1,370	1,892	1,957

Operating costs	6.4
Trading expenses		(1,174)	(1,671)	(1,762)
Goodwill amortisation		(15)	(6)	(6)
Major restructuring costs		(2)	(19)	(105)
Exceptional items		5	(35)	–
		(1,186)	(1,731)	(1,873)

Total operating profit		184	161	84
(Loss)/profit on sale of tangible fixed assets		(2)	1	(8)

Profit on ordinary activities before interest		182	162	76
Net interest		–	–	–

Profit on ordinary activities before taxation	6.5	182	162	76
Taxation	6.8	(69)	(57)	(25)

Profit on ordinary activities after taxation		113	105	51
Minority interest		(2)	(2)	(2)

Profit for the financial period and attributable to shareholders		111	103	49

The results for the nine months ended 29 September 2002 and two years ended 31 December 2001 all relate to continuing operations.

There are no differences between the historical cost profit and losses and those reported.

2.     Combined statement of total recognised gains and losses

	Nine months ended 29 September	Year ended 31 December
	2002	2001	2000
	$million	$million	$million
Profit for the financial period	111	103	49
Net currency translation differences	(43)	(32)	(19)

Total recognised gains and losses for the period	68	71	30

3.     Combined balance sheets

		Note	As at 29 September	As at 31 December
			2002	2001	2000
			$million	$million	$million
	Fixed assets
	Intangible assets – goodwill	6.9	42	66	78
	Tangible assets	6.10	397	425	440

			439	491	518
	Current assets
	Stocks	6.11	160	140	161
Debtors	– Due within one year	6.12	336	307	328
	– Due after one year		18	23	16
			354	330	344
	Investments		–	4	1
	Cash at bank and in hand		16	19	40

			530	493	546
	Creditors: amounts falling due within one year	6.13	(321)	(349)	(368)

	Net current assets		209	144	178

	Total assets less current liabilities		648	635	696
	Creditors: amounts falling due after more than one year	6.14	(12)	(13)	(13)
	Provisions for liabilities and charges	6.15	(53)	(78)	(81)

	Net assets		583	544	602

	Combined equity shareholders’ funds		583	544	602

4.     Reconciliation of movement in shareholders’ funds

	Nine months ended 29 September	Year ended 31 December
	2002	2001	2000
	$million	$million	$million

Total recognised gains and losses for the period	68	71	30
Net funds withdrawn by Pfizer	(29)	(129)	(107)

Net increase/(decrease) in shareholders’ funds	39	(58)	(77)
Shareholders’ funds at beginning of period	544	602	679

Shareholders’ funds at end of period	583	544	602

5.     Combined cash flow statements

		Nine months ended 29 September	Year ended 31 December
	Note	2002	2001	2000
		$million	$million	$million

Cash flow from operating activities	6.20	133	214	182

Returns on investments and servicing of finance
Interest paid		–	–	–
Interest received		–	–	–

Taxation		(48)	(41)	(41)

Capital expenditure and financial investments
Purchases of fixed assets		(41)	(72)	(71)
Disposals of fixed assets		–	–	–

Cash inflow before use of liquid resources and financing		44	101	70

Management of liquid resources
Purchase of short term investments		–	(3)	–
Sale of short term investments		4	–	–

Financing
Proceeds from increase in borrowings		–	3	23
Borrowings repaid		(23)	–	–
Cash dividends paid to Pfizer		(74)	(44)	(10)
Other cash inflows/(outflows) with Pfizer		46	(78)	(81)

Net cash (outflow) from financing		(51)	(119)	(68)

(Decrease)/increase in cash		(3)	(21)	2

Notes

(forming part of the financial information)

6.1     Basis of preparation

Adams is a business unit within the Consumer Products segment of Pfizer Inc. (‘Pfizer’). Adams conducts its business through over fifty wholly owned Pfizer subsidiaries. These subsidiaries may either be wholly engaged in the business of Adams or contain certain assets and operations that are dedicated to the Adams business. Collectively the Adams dedicated entities and the assets and operations carried on in other entities but dedicated to Adams constitute the business unit Adams.

Adams did not form a legal sub group during the period under review. Historically no combined financial statements for Adams have been prepared. The financial information set out in sections 1 to 6 (‘financial information’) is based on audited special purpose financial statements for the two years ended 31 December 2001 and nine months ended 29 September 2002 prepared by Pfizer management for the purposes of supporting the disposal of Adams. The special purpose accounts were prepared in accordance with US GAAP. KPMG LLP, a US limited liability partnership, audited the special purpose accounts. The financial information has been prepared in accordance with UK GAAP and the accounting policies of Cadbury Schweppes plc.

The special purpose financial statements were based on the aggregation of financial statements or Pfizer consolidation schedules and other underlying financial information extracted from the Pfizer accounting records, to which appropriate adjustments have been applied in order to produce combined financial statements for Adams.

The principles set out below have been applied in preparing the special purpose financial statements and the financial information.

(a)	All transactions and balances between entities within Adams have been eliminated. All balances between Adams and other Pfizer companies have been removed from net assets and included as part of equity shareholders funds.

(b)	Operations outside the US are included on a fiscal year basis ending 30 November. Following the merger of Pfizer and Warner Lambert in June 2000, which included Adams, these operations changed their year end from 31 December to 30 November in either 2000 or 2001. In the year of change the profit and loss account includes the 11 months ended 30 November plus the month of December from the prior year. As a consequence for those businesses that changed their year-end in 2001 the results of the month of December 2000 are included in the profit and loss accounts of the years ended 31 December 2000 and 2001. The earnings impact of this on the 31 December 2001 results is not significant.

(c)	The financial information for 2000 includes certain Adams assets and liabilities (for those entities which were not completely dedicated to Adams) which because of legacy Warner Lambert group reporting structures were pooled with other former Warner Lambert divisions and could not be specifically identified from the underlying accounting records. In these instances, where possible (see below), management of Pfizer has principally allocated the assets and liabilities by:

•	using a percentage basis which is consistent with the known specifically identified position at the end of 2001; or

•	pro rata based on Adams proportionate share of the reporting unit in which it is reported.

For all the periods under review there are a number of units where the assets and liabilities are shared by a number of Pfizer divisions and it is not feasible to allocate the shared assets and liabilities. In those cases where Adams is responsible for reporting these assets and liabilities (host division) they have been included as they will form part of the assets to be disposed. Where Adams is not responsible for the reporting of these assets and liabilities (guest division) they have been removed, as they will be excluded from the transaction.

(d)	The combined financial information includes allocated expenses of $19.9m, $15.8m and $20.0m for the years ended 31 December 2000, 2001 and the 9 months ended 29 September 2002 respectively from Pfizer corporate and operating divisions for support in areas such as accounting, cash management, legal, tax, insurance, human resources, MIS, selected credit and collection services, data processing, telecommunications and distribution. The costs have been allocated consistently throughout the period based on either Adams proportionate share of total Pfizer sales or headcount. Such charges may not be representative of the amounts that may be incurred in the future or may have been incurred if Adams had been operating as a standalone entity.

(e)	Pfizer operates a centralised cash management system whereby most cash balances are pooled centrally. Cash and net debt represents those amounts recorded as being held locally as at 31 December 2000 and 2001 and 29 September 2002 in statutory entities dedicated to Adams. Where the entity is not dedicated to Adams it is not possible to allocate cash and net debt and these balances have been excluded. Cash and net debt as shown in the combined balance sheets may not be representative of the position following the transaction or of the position if Adams had operated as a standalone entity.

(f)	Interest income and expense has been excluded. This is not necessarily representative of the position in the future following the transaction or if Adams had been operating as a standalone entity.

(g)	The tax charge attributable to Adams is based on the charge as computed on a standalone basis. The provision is based upon the effective tax rate in the country where the earnings are recorded. Deferred tax represents the aggregation of the deferred tax assets and liabilities in the statutory entities dedicated to Adams. Where the entity is not dedicated to Adams it is not possible to allocate the deferred tax balances and these amounts have been excluded. The tax charge and deferred tax balances may not be representative of the future position or the position if Adams had been operating as a standalone entity.

(h)	Substantially all Adams employees worldwide participate in Pfizer or legacy Warner Lambert defined benefit pension plans. It is the intention to transfer members rights from these schemes at full value subsequent to completion and the profit and loss charge in the combined profit and loss accounts represents the pension costs allocated or recharged to Adams by Pfizer. Such costs may not be representative of those to be incurred in the future.

6.2     Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the financial statements.

Basis of accounting
The financial statements are prepared under the historical cost convention modified for the revaluation of certain land and buildings. The financial statements are prepared in accordance with applicable accounting standards in the UK.

Foreign currencies
Assets and liabilities in foreign currencies are translated into US dollars at the rates ruling at the end of the financial period except when covered by an open foreign exchange contract in which case the rate of exchange specified in the contract is used.

Differences on exchange arising from the translation of both the opening balance sheets of overseas subsidiary undertakings (date of control in case of acquisition during the period) and foreign currency borrowings used to finance or hedge long-term foreign investments are taken directly to reserves. All other profits and losses on exchange are credited or charged to operating profit.

The results of overseas undertakings are translated into US dollars at average rates. The exchange differences arising as a result of restating net assets to closing rates are dealt with as movements on reserves.

Turnover
This represents the invoiced value of sales (net of trade discounts) and royalties excluding inter-company sales, value added tax and sales taxes. Revenue is recognised when persuasive evidence of an arrangement with a customer exists, delivery has occurred, the price is fixed or determinable and collection of the amount due is reasonably assured.

Research and development expenditure
Expenditure is written off in the financial period in which it is incurred.

Taxation
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable tax profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary or associate.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Stocks
Stocks are valued at the lower of average cost and estimated net realisable value. Cost comprises direct material and labour costs together with the relevant factory overheads (including depreciation) on the basis of normal activity levels.

Tangible fixed assets
Depreciation is charged on the original cost or subsequent valuation of assets (excluding freehold land and assets in course of construction). The principal rates, using the straight line method, are as follows:

Freehold buildings and long leasehold properties	2.5–3%
Plant and machinery	10%
Vehicles	25%
Office equipment	20%
Computer software	33%

Short leasehold properties are depreciated over the shorter of the estimated life of the asset or the life of the lease.

In specific cases higher depreciation rates are used e.g. high speed machinery, machinery subject to technological changes or any machinery with a high obsolescence factor. The rates used overseas are not materially different from the rates used above, but they vary according to local conditions and requirements. Computer software and related costs are capitalised upon meeting pre-defined criteria.

Fixed assets held under leases
Where assets are financed by leasing agreements that give rights approximating to ownership (“financing leases”) the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases. Depreciation on leased assets is charged to the profit and loss account on the same basis as shown above. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the profit and loss account. All other leases are “operating leases” and the relevant annual rentals are charged wholly to the profit and loss account.

Intangibles and goodwill
Intangibles represent significant owned brands since 1985 valued at historical cost. No amortisation is charged as the annual results reflect significant expenditure in support of these brands and the carrying values are reviewed on an annual basis for any impairment in value. Where there is a split between brands and goodwill, this is calculated based on the Group’s valuation methodology.

Prior to 1998, goodwill, being any excess of the consideration over fair value, was written off against reserves on consolidation. Upon disposal of a previously acquired business the attributable amount of goodwill previously written off to reserves is included in determining the profit or loss on disposal.

Since 1998, acquired goodwill has been capitalised and its subsequent measurement (via annual impairment review or an annual amortisation charge) determined based on the individual circumstances of each business acquired. Goodwill is amortised over 20 years. Goodwill written off to reserves prior to 1998 has not been recorded on the balance sheet.

Pensions
The costs of providing pensions and other post-retirement benefits are charged to the profit and loss account on a consistent basis over the service lives of employees. Such costs are calculated by reference to actuarial valuations and variations from such regular costs are spread over the remaining service lives of the current employees. To the extent to which such costs do not equate with cash contributions a provision or prepayment is recognised in the balance sheet.

6.3     Segmental information

Adams has a single business of manufacturing, selling and distributing non-chocolate confectionery products. Information for each of the geographic areas of operations is set out below:

	Turnover	Operating profit (a)	Operating assets (b)
Nine months ended 29 September 2002	$million	$million	$million
Americas	1,047	192	429
Asia Pacific	148	3	105
Europe, Middle East and Africa	175	21	126

	1,370	216	660
Central and other	–	(20	1

	1,370	196	661

	Turnover	Operating profit (a)	Operating assets (b)
Year ended 31 December 2001	$million	$million	$million
Americas	1,425	194	371
Asia Pacific	212	16	96
Europe, Middle East and Africa	255	27	121

	1,892	237	588
Central and other	–	(16)	5

	1,892	221	593

	Turnover	Operating profit (a)	Operating assets (b)
Year ended 31 December 2000	$million	$million	$million
Americas	1,442	212	421
Asia Pacific	246	(3)	75
Europe, Middle East and Africa	269	6	128

	1,957	215	624
Central and other	–	(20)	(5)

	1,957	195	619

(a)	Excluding major restructuring costs of $2m in 2002, $19m in 2001 and $105m in 2000, goodwill amortisation of $15m in 2002, $6m in 2001 and $6m in 2000 and exceptional credits of $5m in 2002 and exceptional charges of $35m in 2001.

(b)	Operating assets include tangible fixed assets, stock, debtors and creditors after excluding pension provisions, borrowings and taxation.

Turnover and operating profit by destination and origin are not considered materially different.

6.4     Trading expenses

	Nine months ended 29 September	Year ended 31 December
	2002	2001	2000
	$million	$million	$million
Cost of sales	583	825	880
Corporate overhead	20	16	20
Research and development expenses	28	34	33
Distribution costs, including marketing	477	705	741
Administrative expenses	66	91	88

	1,174	1,671	1,762

Major restructuring costs
The major restructuring costs are principally in relation to integration and restructuring costs following the merger of Pfizer and Warner Lambert and one off costs relating to a restructuring of the US sales force.

Exceptional items
The 2002 and 2001 results include a $5m credit and $35m charge respectively in relation to the withdrawal of Bodysmarts from the US. Bodysmarts was a new range of ‘good for you’ confectionery products that were not a commercial success. The exceptional items relate to severance costs, fixed asset impairments, stock obsolesence and stock returns.

6.5     Profit on ordinary activities before taxation is after charging

	Nine months ended 29 September	Year ended 31 December
	2002	2001	2000
	$million	$million	$million
Depreciation on owned assets	41	53	49
Goodwill amortisation	15	6	6
Auditors’ remuneration for audit services	1	1	1
Advertising and promotion	189	314	337
Operating lease rentals	11	14	14

6.6     Staff numbers and costs

The average number of persons employed by the group during the period, analysed by geography, was as follows:

	Number of employees
	Nine months ended 29 September	Year ended 31 December
	2002	2001	2000
Americas	9,106	8,340	9,316
Asia Pacific	1,700	1,721	1,721
Europe, Middle East and Africa	2,110	2,325	2,531

	12,916	12,386	13,568

Emoluments of employees:

	Nine months ended 29 September	Year ended 31 December
	2002	2001	2000
	$million	$million	$million
Wages and salaries	262	341	407
Social security costs	27	32	38
Other pension costs	8	11	12

	297	384	457

6.7     Remuneration of directors

Adams is a business unit within the Consumer Products segments of Pfizer Inc. As such, Adams does not have any directors and therefore no remuneration has been paid to directors in the two years ended 31 December 2001 and the nine month period ended 29 September 2002.

6.8     Taxation

Analysis of charge in period

	Nine months ended 29 September	Year ended 31 December
	2002	2001	2000
	$million	$million	$million

UK
Corporation tax	3	3	5
Deferred tax	–	–	–

Foreign tax
Tax payable	61	55	9
Deferred tax	5	(1)	11

	69	57	25

6.9     Intangible fixed assets

Goodwill
$million
Cost
At 1 January 2001	121
Exchange rate adjustments	(8)

At 1 January 2002	113
Exchange rate adjustments	(13)

At 29 September 2002	100

Amortisation
At 1 January 2001	43
Exchange rate adjustments	(2)
Amortisation for period	6

At 1 January 2002	47
Exchange rate adjustments	(4)
Amortisation for period	4
Impairment losses	11

At 29 September 2002	58

Net book value
At 29 September 2002	42

At 31 December 2001	66

6.10     Tangible fixed assets

	Land and buildings	Plant and machinery	Assets in course of construction	Total
	$million	$million	$million	$million
Cost
At 1 January 2001	140	560	52	752
Exchange rate adjustments	(7)	(18)	–	(25)
Additions	7	60	5	72
Transfers on completion	7	5	(12)	—
Disposals	(8)	(25)	–	(33)
Transfers between Pfizer entities	(2)	7	–	5

At 1 January 2002	137	589	45	771
Exchange rate adjustments	(6)	(16)	(2)	(24)
Additions	4	31	6	41
Transfers on completion	–	3	(3)	—
Disposals	(8)	(25)	–	(33)
Transfers between Pfizer entities	2	–	–	2

At 29 September 2002	129	582	46	757

Depreciation
At 1 January 2001	47	265	–	312
Exchange rate adjustments	(2)	(5)	–	(7)
Depreciation for the period	4	49	–	53
On disposals	(4)	(15)	–	(19)
On transfers between Pfizer entities	–	7	–	7

At 1 January 2002	45	301	–	346
Exchange rate adjustments	(1)	(5)	–	(6)
Depreciation for the period	4	37	–	41
On disposals	(6)	(19)	–	(25)
On transfers between Pfizer entities	–	4	–	4

At 29 September 2002	42	318	–	360

Net book value
At 29 September 2002	87	264	46	397

At 31 December 2001	92	288	45	425

(b)     Analysis of land and buildings

	As at 29 September	As at 31 December
	2002	2001
	$million	$million
Analysis of net book value:
Freehold	82	87
Long leasehold	2	2
Short leasehold	3	3

	87	92

6.11     Stocks

	As at 29 September	As at 31 December
	2002	2001
	$million	$million

Raw materials and consumables	36	31
Work in progress	20	11
Finished goods and goods for resale	104	98

	160	140

6.12     Debtors

	As at 29 September	As at 31 December
	2002	2001
	$million	$million

Trade debtors	267	220
Deferred tax recoverable within one year	13	22
Other debtors
– receivable within one year	20	24
– receivable after more than one year	17	21
Prepayments and accrued income	36	41
Deferred tax recoverable after more than one year	1	2

	354	330

Amounts are receivable within one year unless otherwise indicated.

6.13     Creditors amounts falling due within one year

	As at 29 September	As at 31 December
	2002	2001
	$million	$million

Bank loans and overdrafts	31	54
Trade creditors	97	104
Tax on profit	51	37
Other taxes and social security costs	42	43
Accruals and deferred income	100	111

	321	349

6.14     Creditors: amounts falling due after more than one year

	As at 29 September	As at 31 December
	2002	2001
	$million	$million

Accruals and deferred income	12	13

6.15     Provisions for liabilities and charges

	Deferred tax	Product restructuring	Severance provision	Environmental provision	Other provisions	Total
	$million	$million	$million	$million	$million	$million

1 January 2001	38	–	32	3	8	81
Utilised during period	–	–	(29)	–	(2)	(31)
Charge/(credit) to the profit and loss for the period	–	18	10	–	–	28

31 December 2001	38	18	13	3	6	78
Utilised during period	–	(9)	(9)	–	(5)	(23)
Charge/(credit) to the profit and loss for the period	(5)	1	4	–	–	–
Amounts released unused	–	(2)	–	–	–	(2)

29 September 2002	33	8	8	3	1	53

Product restructuring provisions relate to the withdrawal of Bodysmarts from the US and costs associated with Trident Advantage.

Severance provisions are principally in connection with the restructuring of the US sales force which was announced and commenced in the year ended 31 December 2000.

Deferred taxation (assets)/liabilities derive from:

	As at 29 September	As at 31 December
	2002	2001
	$million	$million

Difference between accumulated depreciation and amortisation and capital allowances	14	16
Intangibles timing differences	1	4
Other timing differences	4	(6)

	19	14

Gross deferred tax assets at 29 September 2002 and at 31 December 2001 are $14 million and $24 million respectively and are included within debtors.

6.16     Pensions and post retirement benefits

Most Adams employees participate in Pfizer or legacy Warner Lambert pension plans for employees worldwide. The principal schemes are of the defined benefit type, with benefits accruing based on final salary and length of service. Participants vest in their benefits after as few as five years. The major plans are reviewed annually.

No assets and liabilities or any deficit or surplus relating to these schemes have been recognised within these financial statements.

The total pension costs for the 9 months ended 29 September 2002 and years ended 31 December 2001 and 2000 were $7.7m, $11.1m and $11.7m respectively including an allocation of $2.3m, $3.8m and $4.1m for the US scheme in the 9 months ended 29 September 2002 and years ended 31 December 2001 and 2000 respectively.

Adams employees participate in Pfizer’s post retirement benefit plans for employees worldwide. Post retirement costs of $1.2 million $3.8 million and $4.1 million have been allocated by Pfizer to Adams in the 9 months ended 29 September 2002 and years ended 31 December 2001 and 2000 respectively.

6.17     Financial instruments

The objectives, policies and strategies with regard to derivatives and financial instruments were the responsibility of Pfizer. Pfizer managed this on a unified central basis for which Adams had no responsibility.

The only financial instruments held by Adams are cash, overdrafts and loans. The overdrafts and loans represent working capital lines of credit primarily with local banks in Brazil, Colombia and Thailand that are utilised by several Adams entities.

The weighted average interest rate on short terms debt outstanding at 29 September 2002 was 13% and at 31 December 2001 it was 17%.

There is considered to be no material difference between cost and market value of the financial instruments.

6.18     Contingent liabilities

Adams is involved in various patent, product liability, consumer, environmental and tax claims that arise from time to time in the ordinary course of business. Provision has been made in these accounts against claims that meet the requirements of FRS 12 Provisions, Contingent Liabilities and Contingent Assets and are likely to result in significant liabilities.

6.19     Commitments

(a)     Capital commitments at the end of the financial period, for which no provision has been made, are as follows:

	As at	As at
	29 September	31 December
	2002	2001
	$million	$million

Contracted	11	30

(c)     Annual commitments under non-cancellable operating leases are as follows:

	As at 29 September 2002		As at 31 December 2001
	Land and	Other	Land and	Other
	buildings		buildings
	$million	$million	$million	$million

Operating leases which expire:
Within one period	10	3	9	3
In the second to fifth periods inclusive	18	4	20	4
Over five periods	1	–	1	–

	29	7	30	7

6.20     Reconciliation of operating profit to operating cash flows

	Nine month
	period ended 29 September	Year ended 31 December
	2002	2001	2000
	$million	$million	$million

Operating profit	184	161	84
Depreciation, amortisation and impairment charges	56	63	55
(Increase)/decrease in stocks	(28)	11	(21)
(Increase)/decrease in debtors	(45)	7	21
Increase/(decrease) in creditors	(34)	(28)	43

Net cash inflow from operating activities	133	214	182

6.21     Related party disclosures

Adams is a business unit within the Consumer Products segment of Pfizer and consequently there were a number of related party transactions between Adams and other business units in the Consumer Products segment, Pfizer and Adams former parent Warner Lambert. These included the provision by Pfizer and formerly Warner Lambert of a number of administrative functions and shared services such as legal, pensions, treasury and tax assistance. These charges are included in the profit and loss account based on corporate allocations.

All balances between Adams and other Pfizer companies have been removed from net assets and included as part of equity shareholders funds. Any inter group balances will be settled on completion.

Pfizer operate a centralised treasury and cash management system. Adams pool cash balances with the other Pfizer companies and Pfizer performed all forward foreign exchange and hedging contracts for Adams.

As set out in note 6.16 employees of Adams have been members of various Pfizer and legacy Warner Lambert defined benefit schemes.

Yours faithfully

KPMG LLP

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PART III

UNAUDITED PRELIMINARY RESULTS OF CADBURY SCHWEPPES FOR THE 52 WEEKS
ENDED 29 DECEMBER, 2002

Set out below is the full text of the unaudited preliminary results of Cadbury Schweppes for the 52 weeks ended 29 December, 2002, announced on 12 February, 2003:

CADBURY SCHWEPPES REPORTS ROBUST PERFORMANCE IN 2002
Underlying earnings per share growth and cash flow targets achieved

Cadbury Schweppes plc reports on financial performance for the 52 weeks ended 29 December 2002:

		2002	2001	%
Sales	£m	5,298	4,960	+ 7
Underlying Operating Profit* †	£m	1,041	992	+ 5
Underlying Profit Before Tax*	£m	935	886	+ 6
Underlying EPS*	pence	32.0	30.0	+ 7
Basic EPS	pence	27.4	27.0	+ 1
Dividends per share	pence	11.5	11.0	+ 5

*	Excludes goodwill amortisation, major restructuring charges and disposal gains/losses (see note 6 for a reconciliation to operating profit)
†	Includes associates

2002 Highlight

•	Underlying earnings per share growth in constant currency[1] of 11% and free cash flow of £315 million
•	Adverse currency movements impact earnings by 4%
•	Strong growth from confectionery operations with volumes up 3%
•	Excellent results from Cadbury Trebor Bassett with volumes up 6%
•	Solid beverage performance driven by efficiency improvements and acquisitions
•	Acquisitions continue to strengthen both business streams
•	Purchase of Adams on track to complete at the end of March

John Sunderland, CEO of Cadbury Schweppes, said, “2002 was a good year for Cadbury Schweppes. It marked the sixth successive year in which we have exceeded our targets for underlying earnings per share growth in constant currency and free cash flow delivering 11% and £315 million respectively. Underlying operating profit passed the £1 billion mark for the first time.

“The most significant feature of the year has been the high levels of profitable volume growth achieved by our major confectionery businesses. Acquisitions continued to strengthen our beverage and confectionery businesses and the impending purchase of Adams will make Cadbury Schweppes the world’s leading confectionery company2.

“To further focus the business on growth and value creation we have today announced a comprehensive management reorganisation including the amalgamation of our North American beverage businesses. For all these reasons, 2003 will be a year of transition as we consolidate these various developments. This will have some impact on our achievement against our targets for this year, but will provide an excellent platform for future revenue and profit growth.”

[1]	Constant currency growth excludes the impact of exchange rate movements during the year
[2]	Source: Euromonitor

CHIEF EXECUTIVE OFFICER’S REVIEW

2002 Performance
Reviewing 2002, John Sunderland said, “Overall, we had a good year in terms of volume and profit growth from our key confectionery businesses and solid profit performances from our beverage businesses driven by efficiency improvements and acquisitions.

“Our confectionery business grew like-for-like volumes by 3%, driven by outstanding performances at Cadbury Trebor Bassett in the UK and Australian Confectionery where volumes rose by 6% and 7% respectively. A 7% increase in confectionery operating profits was achieved despite increased marketing investment and shortfalls in the Americas and China of around £20 million.

“In beverages, while North America volumes were affected by changes to our distribution arrangements within Dr Pepper/Seven Up (“DPSU”), this was offset by growth in our still brands and improving performances from Dr Pepper and Snapple. Good results in Europe reflected the integration of acquisitions and efficiency gains. Mexico performed well but our Australian Food & Beverage business was impacted by service difficulties, costing around £10 million, associated with the introduction of a new IT system.

“Acquisitions completed in 2002 continued to strengthen our positions in several markets. Our beverage operations were bolstered by the acquisitions of Apollinaris & Schweppes in Germany, Nantucket Nectars in the US and Squirt in Mexico. In confectionery, we bought out the minority in Cadbury India, acquired Kent, a leading sugar confectionery business in Turkey and acquired Dandy, the number 2 gum business in Europe.

Strategy Overview
“Over the last seven years, Cadbury Schweppes’ strategy has been to build a series of regionally robust and sustainable businesses in its core categories of confectionery and beverages. We have significantly grown and reshaped the business both through organic growth and acquisitions. Today we participate more broadly in refreshment beverages with still drinks, juices and water as well as carbonated soft drinks.

“In confectionery, we have evolved from a reliance on chocolate to a full portfolio of confectionery products encompassing chocolate, sugar, medicated confectionery and chewing gum. Our proposed acquisition of Adams will make us the world’s leading confectionery company, the number 1 sugar company, the number 1 functional confectionery company and a strong number 2 in chewing gum. Adams takes us into higher growth categories and markets and will bring significant long-term value creation opportunities. We will become a truly global operator with huge potential to cross-sell our different portfolios in the great variety of markets in which we will operate from March onwards.

Organisational Developments
“In December of last year, the company announced that I would be taking over the role of Chairman on Derek Bonham’s retirement in May and Todd Stitzer, previously Chief Strategy Officer, would become Deputy Chief Executive with immediate effect and Chief Executive Officer in May.

“Today we are announcing further changes with a revised organisation and executive management team. These will take effect from 24 February, 2003.

“Regional reporting units are being reduced from ten (including Adams) to five comprising:

•	Americas Beverages led by Gil Cassagne, currently Managing Director of our Asia Pacific Region
•	Americas Confectionery, led by Matt Shattock, previously Chief Operating Officer, Unilever Best Foods North America
•	EMEA Confectionery (Europe, Middle East and Africa) led by Andrew Cosslett, currently Managing Director of GB&I
•	Europe Beverages led by Matthew Litobarksi, currently in the same role.
•	Asia Pacific led by Rajiv Wahi, currently Managing Director of our Africa, India and Middle East region.

“The regional heads will be complemented by five central function heads comprised of: David Kappler, Chief Financial Officer; Bob Stack, Chief Human Resources Officer; Mike Clark, Chief Legal Officer; Nick Fell, President Global Commercial, and Mikel Durham, President Global Supply Chain.

“These changes are expected to bring significant benefits, delayering the Group, taking costs out of the centre and regions and speeding up decision making. The greater scale of the regions will allow more effective delivery of regional growth and efficiency initiatives while central commercial, supply chain and shared service functions will ensure that we leverage our scale in the market place, a critical requirement in the post Adams world. Together, they will underpin the delivery of our earnings and cash flow targets into the future and ensure effective integration and synergy delivery from the Adams acquisition.

“To date our North America beverage businesses – DPSU, Mott’s and Snapple – have operated separately. It is our intention to amalgamate these businesses under a single regional President, fully leveraging our strong brands, innovation capabilities, broad and diverse routes to market and scale with customers.

Adams
“In December, we announced the acquisition of the Adams business from Pfizer, a leading player in the medicated confectionery and gum markets. We remain on track for completion at the end of the first quarter.

“Our integration planning is well advanced and key organisational decisions have been made. Sales and profit performance for the full year 2002 was comfortably in line with our expectations.

Outlook
“We anticipate a further sound performance from our beverages operations. The exception will be Dr Pepper/Seven Up where franchise transfers, notably of 7 UP, are expected to be disruptive to volume in this year of transition. Profits at DPSU are therefore unlikely to exceed those in 2002.

“By contrast the momentum behind our core confectionery business in total should produce a further strong performance, enhanced by recovery in our Chinese and Canadian units.

“With the Adams integration, 2003 will be a transitional year in which the consolidation of all these developments will be paramount. There will be some impact on our achievement against targets for this year but we will be building a substantial platform for revenue and profit growth in future years.

“The year has started satisfactorily despite the broader economic uncertainty,” John Sunderland concluded.

OPERATING AND FINANCIAL REVIEW
For the year ended 29 December, 2002

North America Beverages
North America Beverage sales rose by 3% to £1.8 billion and operating profits by 1% to £548 million. At constant exchange rates3, sales and operating profits rose by 7% and 6% respectively. Excluding acquisitions4 and at constant exchange rates3, sales grew 2% and operating profits by 4% respectively.

Volumes for the region increased by 6% driven by growth in still drinks, innovation in carbonated soft drinks (primarily Red Fusion) and acquisitions. On a like-for-like basis, volumes were flat with the second half seeing a modest increase following a 0.6% decline in the first half. The like-for-like volume performance was impacted by the termination of certain of DPSU’s distribution arrangements with Pepsi affiliated bottlers, which primarily affected 7 UP and Hawaiian Punch during the year. Excluding the impact of these terminations, it is estimated that like-for-like volume growth would have been around 1% higher in the region in 2002.

[3]	Excluding the impact of exchange rate movements during the year
[4]	The full year impact of businesses acquired or disposed of in the current and prior year

After a slow start to the year, Dr Pepper volumes improved as the year progressed, benefiting both from the implementation of the “volume impact programme” and the launch of Red Fusion, a new variant in the third quarter. Overall, Dr Pepper volumes for the year were flat. 7 UP volumes fell 7% due to continued weakness in the lemon-lime category, transfers out of Pepsi bottlers and intense competition. In the fourth quarter, dnL was launched with encouraging initial results. The still portfolio continued to show growth (+4.4%) with strong performances from Hawaiian Punch through Mott’s (+26%) and Clamato (+8%). Core brand Snapple improved through the year with full year volumes up 3.5%.

Europe Beverages
Sales in the Europe Beverages region grew by 39% and operating profits by 54%. Excluding exchange rate movements3, sales increased by 40% and operating profits by 56%. Acquisitions4 were a significant contributor to the overall results – Orangina in France, La Casera in Spain and Squirt in Mexico.

Like-for-like sales growth of 3% was impacted by unseasonally poor summer weather in Southern Europe while a 22% increase in operating profits (on the same basis) benefited from efficiency gains in France. Mexico had another excellent year with strong growth in volumes, sales and profits.

The integration of acquisitions is on track, although Orangina’s performance in France was impacted by weak and competitive market conditions.

Europe Confectionery
In Europe Confectionery, sales increased by 7% and operating profits by 17%. The impact of exchange rate movements was negligible.

Overall performance of the region benefited from the major investments made in growth and efficiency initiatives in recent years. We saw strong results from our key markets in the UK, France, Poland and Russia and recovery in our smaller markets, notably Spain.

Cadbury Trebor Bassett in the UK had an excellent year with performance exceeding our expectations. Branded volumes grew by 6% with strong growth in chocolate led by moulded and a recovery in sugar volumes in the second half. Marketing investment was 10% ahead with spend focused on a fewer number of core lines and the highly successful sponsorship of the Commonwealth Games in Manchester. The business had a good Christmas and is strongly positioned going into 2003 with more innovation planned around core brands.

Elsewhere in Europe, France benefited from continued growth in gum, a recovery in its chocolate business and the integration of the previously separate gum, sugar and chocolate commercial functions. Cadbury Wedel in Poland produced good results in a difficult market through positive movements in price and mix and efficiency gains. Russia made a modest profit for the full year.

In September we completed the acquisition of Dandy in Denmark, the number two gum business in Europe. Although early days, the integration process is proceeding to plan.

Americas Confectionery
Americas Confectionery operating profits fell by 54% on a 19% decrease in sales. Adverse currency movements, notably the Argentinean peso against sterling, had a significant impact on the overall result. At constant exchange rates sales fell by less than 1% and operating profits by 43%.

2003 was a challenging year for the Americas Confectionery region with significant shortfalls seen in the Canadian and Argentinean businesses.

[3]	Excluding the impact of exchange rate movements during the year
[4]	The full year impact of businesses acquired or disposed of in the current and prior year

In the US, while Jaret’s sales grew by 1%, margins fell as result of higher trade investment and marketing investment. In Canada, Cadbury Trebor Allan’s (CTAI) volumes fell 7% as a result of significant destocking in the trade during the year, most notably in the last quarter. However, consumer off-take from the trade was ahead year-on-year and CTAI gained share in both chocolate and sugar. Together profits from Jaret and CTAI were £12 million lower year-on-year.

In Argentina, the economic crisis led to a 13% shortfall in volumes and a halving of profits in local currency. However, the business performed ahead of our expectations for the year as a whole, remains in profit and is well positioned to benefit from an improvement in the economy.

Asia Pacific
In the Asia Pacific region sales grew by 3% while operating profits were 9% lower. Positive exchange rate movements contributed 1% to sales and operating profits. Another record year for our Australian and New Zealand confectionery businesses was diluted by weaker performances from our chocolate business in China and food and beverages business in Australia.

Our confectionery business in Australia/New Zealand continued to perform well with a double-digit increase in operating profit driven by a 7% increase in volumes. Performance was driven by moulded with pleasing results in the sugar business following the launch of Trebor 24/7 and Pascall’s brand rejuvenation. 2002 is the third consecutive year of mid-single digit volume gains seen in ANZ confectionery as it continues to reap the benefits of sustained investment in brand development and increased availability.

Cadbury China had a difficult year with a significant reversal in profits after a number of very successful years of growth. The shortfall was principally related to the combination of falling consumer demand for chocolate confectionery and trade destocking. The combination of these factors is estimated to have cost the business nearly £8 million. Taking a cautious perspective, the business is projected to break-even in 2003.

In October, we implemented PROBE in our food and beverage business in Australia, the first in a staged roll-out programme around the Group. While the majority of the system worked well, we had start-up problems with the logistics and distribution modules which severely impacted the ability of the business to deliver at the start of the key summer selling season. We estimate that the combination of lost revenues and increased costs was around £10 million, all of which fell in the last quarter of the year. The problems are now resolved and 2003 has started well.

Africa, India and Middle East
Sales and operating profits in the Africa, India and Middle East region (“AIM”) increased by 8% and 27% respectively or by 23% and 46% at constant exchange rates3.

We had another outstanding year in our AIM region with all major markets performing strongly. In South Africa, the turnaround seen in the confectionery business continued driven by recovery in the sugar business. In India, increased distribution and availability combined with the launch of Chocki – liquid chocolate in a tube – drove both category growth and market share. The launch of a low cost range of moulded Cadbury countlines in Egypt led to double digit sales and profits growth there.

In April, we completed the acquisition of Kent, the leading sugar business in Turkey. Profits were in line with expectations.

Financial Review
Sales at £5.3 billion were 7% higher than last year, representing a 10% increase at constant exchange rates. Like-for-like base business sales grew 3% and the full year impact of acquisitions, net of disposals, contributed 7% to revenue growth. The most significant contributors to growth from acquisitions were Orangina in France, Kent in Turkey and Squirt in Mexico.

[3]	Excluding the impact of exchange rate movements during the year

Underlying operating profit5 before restructuring and goodwill amortisation was up 5%. At constant currency the growth was 9%, with base business contributing 4% and the full year impact of acquisitions 5%. The adverse impact of currency movements (4%) was driven mainly by weakness in the US dollar, South African Rand and the Argentinean Peso. The overall trading margin fell from 18.8% to 18.5% reflecting the acquisition of full system beverage businesses and higher marketing spend. Excluding acquisitions, the trading margin rose by 20 basis points to 19.0%.

Pension fund charges rose by £9 million in the year, with a further £4 million increase expected in 2003. These increases arise in a number of countries, principally the US and, to a lesser extent, the UK.

Central costs rose by £14 million to £115 million due to increased investment in our global IT system PROBE and planned expansion of central resources in innovation and the supply chain.

Income from associates at £58 million was £1 million up on last year.

The Group charge for major restructuring, excluding associates, of £53 million was the same as last year. Integration of newly acquired businesses accounted for £42 million of this total, the most significant of which was the integration of the La Casera beverages business in Spain and Orangina in France. In 2003, the Group’s restructuring charge is expected to be not more than £140 million with the increase on 2002 reflecting both the integration of Adams and the group reorganisation.

Goodwill amortisation at £64 million is up on last half year, reflecting the acquisition activity within the Group over the last twelve months. Net profits made on the disposal of fixed assets, subsidiaries and investments was £12 million.

Despite the acquisition activity and consequent increase in group debt, net interest at £106 million is in line with last year, reflecting the reduction in interest rates during the year.

Underlying earnings per share5 at 32.0p were 7% up on last year. At constant exchange rates underlying EPS was up 11%, in line with our stated double-digit earnings growth target. The full year impact of acquisitions and disposals contributed 2% to growth and the base business 9%. Basic earnings per share (after goodwill amortisation, major restructuring and disposal gains/ losses) rose by 1% reflecting the increase in goodwill amortisation arising on acquisitions and lower disposal proceeds.

Marketing Spend
Marketing expenditure in 2002 was £547 million, an increase of 8% over last year and an increase of 12% at constant exchange rates. This represents a marketing to net sales ratio of 10.3%, compared with 10.2% in 2001.

Cash Flow
The Group generated free cash flow of £315 million in 2002, in line with the stated target of delivering £300 million plus of free cash flow per annum.

Net capital expenditure of £251 million for the year was £18m higher than in 2001. This reflects a number of capacity and efficiency based projects being undertaken throughout the Group and also the initial implementation of PROBE.

The Group ended the year with net debt of £1.8 billion. Interest cover was 8.7 times (from 8.4 times).

[5]	Excludes goodwill amortisation, major restructuring charges and disposal gains/losses (see note 6 for a reconciliation to operating profit)

Acquisitions and Disposals in 2002
During the year, the Group spent a total of £639 million on acquisitions. These included the acquisition of the Squirt beverage business in Mexico, a controlling interest in the Kent sugar confectionery business in Turkey and the Nantucket Nectars business in the US. Additionally we lifted our shareholding in the Cadbury India business from 51% to 95% and took our interest in the Cadbury Nigeria business to 46% (previously 40%). In September, the Group completed the acquisition of Dandy in Denmark, the second largest chewing gum business in Europe and in November, acquired the 72% minority stake in Apollinaris & Schweppes, a bottling business which has the licence to manufacture and distribute Schweppes and other Cadbury Schweppes beverage products in the German market.

Acquisition of the Adams Business
 In December, the Group announced the acquisition of the Adams business from Pfizer for a gross consideration of $4.2 billion which includes $450 million of tax benefits. The acquisition is expected to be completed in March following receipt of certain regulatory approvals.

Dividends
The Board has proposed a final dividend of 8.0 pence, up from 7.65 pence in 2001. This will be paid on 23 May 2003 to Ordinary Shareholders on the Register at the close of business on 25 April 2003.

Cadbury Schweppes plc
Group Profit and Loss Account
For the 52 weeks ended 29 December 2002

	Notes	2002	Restated 2001
		£m	£m
Turnover		5,298	4,960

Operating costs
Trading expenses		(4,315)	(4,030)
Goodwill amortisation		(64)	(46)
Major restructuring costs	2	(53)	(53)
		(4,432)	(4,129)

Group Operating Profit		866	831
Share of operating profit in associates
– Profit excluding restructuring		58	62
– Share of major restructuring costs in associates		—	(5)
		58	57

Total Operating Profit Including Associates	6	924	888
Profit on disposal of fixed assets		9	—
Profit on sale of subsidiaries and investments	3	3	31

Profit on Ordinary Activities Before Interest		936	919
Net interest	4	(106)	(106)

Profit on Ordinary Activities Before Taxation	7	830	813
Taxation	5
– On operating profit, associates and interest		(253)	(240)
– On profit on sale of subsidiaries and investments		(2)	(1)
		(255)	(241)

Profit on Ordinary Activities After Taxation		575	572
Equity minority interests		(3)	(5)
Non-equity minority interests		(24)	(25)

Profit for the Financial Year		548	542
Dividends paid and proposed to Ordinary Shareholders		(230)	(222)

Profit Retained for the Financial Year		318	320

Earnings per Ordinary Share of 12.5p	8
– Basic		27.4p	27.0p
– Diluted		27.2p	26.7p
– Underlying*		32.0p	30.0p

Dividends per Ordinary Share
– Interim paid		3.50p	3.35p
– Final proposed		8.00p	7.65p
		11.50p	11.00p

*	Underlying EPS represents Basic EPS, adjusted in order to exclude major restructuring costs (net of tax), goodwill amortisation and profits and losses on disposal of subsidiaries, investments and fixed assets. (Notes 6, 7 and 8)

Cadbury Schweppes plc
Statement of Total Recognised Gains and Losses
Movements in Shareholders’ Funds
For the 52 weeks ended 29 December 2002

		2002	2001
	Notes	£m	£m
Statement of Total Recognised Gains and Losses
Profit for the financial year		548	542
Write down on previously revalued properties		–	(3)
Net currency translation differences		(217)	–

		331	539

	2002	2001
	£m	£m
Reconciliation of Movements in Shareholders’ Funds
Shareholders’ Funds at beginning of year	2,880	2,545
Total recognised gains and losses for the year	331	539
Dividends to Ordinary Shareholders	(230)	(222)
New share capital subscribed	26	18
Goodwill written back to the profit and loss account on disposal of subsidiary	13	–

Shareholders’ Funds at End of Year	3,020	2,880

Cadbury Schweppes plc
Group Balance Sheet
At 29 December 2002

	Notes	2002	2001
		£m	£m
Fixed Assets
Intangible assets and goodwill		3,919	3,721
Tangible assets		1,351	1,209
Investment in associates		308	309
Investments		237	246

		5,815	5,485
Current Assets
Stocks		528	487
Debtors
– due within one year		970	908
– due after one year		82	88
Investments	9	297	323
Cash at bank and in hand	9	175	134

		2,052	1,940
Current Liabilities
Creditors: amounts falling due within one year
– Borrowings	9	(790)	(695)
– Other		(1,795)	(1,694)

Net Current Liabilities		(533)	(449)

Total Assets less Current Liabilities		5,282	5,036

Non-current Liabilities
Creditors: amounts falling due after more than one year
– Borrowings	9	(1,528)	(1,399)
– Other		(49)	(62)
Provisions for liabilities and charges		(419)	(392)

		(1,996)	(1,853)

Net Assets		3,286	3,183

Capital and Reserves
Called up share capital		257	256
Share premium account		1,050	1,019
Revaluation reserve		59	59
Capital redemption reserve		90	90
Profit and loss account		1,564	1,456

Shareholders’ Funds		3,020	2,880

Minority Interests
Equity minority interests		16	28
Non-equity minority interests		250	275

		266	303

Total Capital Employed		3,286	3,183

Cadbury Schweppes plc
Group Cash Flow Statement
For the 52 weeks ended 29 December 2002

	Notes	2002	2001
		£m	£m
Net cash flow from operating activities
Group operating profit		866	831
Depreciation		166	162
Amortisation		64	46
Other Items		(5)	(26)
Changes in working capital		5	88
		1,096	1,101
Dividends received from associates		13	38

Returns on investments and servicing of finance
Interest paid, net		(74)	(92)
Dividends paid to minority interests		(25)	(25)
		(99)	(117)
Taxation		(221)	(178)
Capital expenditure and financial investment
Net capital expenditure		(251)	(233)
Sale / (Purchase) of shares by the Employee Trust		14	(86)
		(237)	(319)
Acquisitions and disposals
Acquisitions of businesses	10	(639)	(798)
Net proceeds from sale of investments, associates and subsidiary undertakings	3	4	84
		(635)	(714)
Equity dividends paid		(223)	(214)

Cash outflow before use of liquid resources and financing		(306)	(403)
Management of liquid resources		22	29

Financing
Issues of Ordinary Shares		26	18
Net change in borrowings and other financing		276	355
Net cash inflow from financing		302	373

Increase/(Decrease) in cash		18	(1)

Free cash flow
Cash outflow before use of liquid resources and financing		(306)	(403)
Add back:
Cash flows from acquisitions and disposals		635	714
(Sale) / purchase of shares by the Employee Trust		(14)	86

		315	397

Cadbury Schweppes plc
Sales, Operating Profit, Operating Assets and Trading Margin Analysis
For the 52 weeks ended 29 December 2002

	Sales	Operating Profit (a)	Operating Assets (c)	Trading Margin (a)
2002 – Continuing Operations	£m	£m	£m	%
North America Beverages	1,811	548	266	30.3
Europe Beverages	717	140	153	19.5
Europe Confectionery	1,546	247	512	15.8
Americas Confectionery	252	20	81	7.9
Asia Pacific	642	99	274	15.4
Africa, India and Middle East	320	44	139	13.8

	5,288	1,098	1,425	20.8
Central and Other	10	(115)	(25)	N/A

	5,298	983	1,400	18.5

	Sales	Operating Profit (a)	Operating Assets (c)	Trading Margin (a)
2002 – Continuing Operations (b)	£m	£m	£m	%
North America Beverages	1,757	541	248	30.8
Europe Beverages	515	91	87	17.6
Europe Confectionery	1,445	212	472	14.7
Americas Confectionery	312	44	101	14.1
Asia Pacific	625	109	247	17.4
Africa, India and Middle East	297	34	87	11.4

	4,951	1,031	1,242	20.8
Central and Other	9	(101)	22	N/A

	4,960	930	1,264	18.8

(a)	Group Operating Profit excluding major restructuring costs of £53m in 2002 (2001: £53m) (Note 2) and excluding goodwill amortisation of £64m (2001: £46m).
(b)	The 2001 numbers have been restated for the change of accounting policy detailed in Note 1 (a).
(c)	Operating assets include tangible fixed assets, stock, debtors and creditors after excluding post-acquisition restructuring and pension provisions, borrowings, taxation and dividends.

Cadbury Schweppes plc
Notes to the Schedules

1.      Group Account

(a)	The financial statements are prepared on the basis of the accounting policies as set out in the Group’s published Annual Report for the 52 weeks ended 30 December 2001, except:

As announced with the interim results in July 2002 the Group has adopted for UK reporting purposes recently issued US pronouncements, on classification of certain sales incentives and marketing promotion programmes as a reduction to net sales, rather than as a trading expense. The pronouncements adopted were EITF 00-14, EITF 00-25 and EITF 01-09. The impact of adoption has been to reduce reported net sales by approximately 10% but with no effect on operating profit or net earnings. Comparative information has been restated on a consistent basis.

(b)	The preliminary announcement was approved by the board of directors on 11 February 2003.

(c)	The profit and loss account and cash flow statement for the year ended and the balance sheet at 29 December 2002 are subject to the completion of the audit of the Report & Accounts and Form 20-F which is expected to be approved on 28 February 2003.

(d)	The financial information set out in this announcement does not constitute the company’s statutory accounts for the 52-week periods ended 29 December 2002 or 30 December 2001. The financial information for the 52-week period ended 30 December 2001 is derived from the statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors reported on those accounts; their report was unqualified and did not contain a statement under s237(2) or (3) Companies Act 1985. The statutory accounts for the 52-week period ending 29 December 2002 will be finalised on the basis of the financial information presented by the directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Company’s annual general meeting.

2.     Major Restructuring Costs

The 2002 results include £53m in charges in relation to major restructuring projects. Of this total, £42m relates to integration projects for recently acquired businesses. The most significant restructuring projects undertaken during the year include the merging of the beverage operations of Schweppes France and Orangina in France, and Schweppes Spain and La Casera in Spain, and the merging of the Confectionary operations of Hollywood and Cadbury France in France.

3.     Profit on Sale of Subsidiaries and Investments

Net proceeds from sale of subsidiaries and investments were £12m. The disposals during the year were the sale of A&W brands in Indonesia and the disposal of 25% of the Group’s shareholding in Camelot, which reduced the Group’s total shareholding to 20%. The Group also provided for the losses on the expected disposal of a subsidiary in 2003, and released provisions relating to previous disposals that are no longer required. The overall profit on disposal of subsidiaries for the year was £3m.

4.     Net Interest

	2002	2001
	£m	£m
Net interest arising in Group companies	(86)	(83)
Share of net interest arising in associates	(20)	(23)

	(106)	(106)

5.     Taxation

	2002	2001
	£m	£m
UK	(15)	(41)
Overseas	(228)	(190)
Associates	(10)	(9)

	(253)	(240)
Tax on profit on sale of subsidiaries and investments	(2)	(1)

	(255)	(241)

The effective tax rate on profit before disposals is 30.9%, compared to 30.6% in 2001.

6.     Underlying Operating Profit including Associates

The calculation of underlying operating profit including associates is as follows:

	2002	2001
	£m	£m
Total Operating Profit including associates	924	888
Add: major restructuring costs	53	53
Add: share of major restructuring costs in associates	—	5
Add: goodwill amortisation	64	46

Underlying operating profit including associates	1,041	992

7.     Underlying Profit Before Tax

The calculation of underlying profit before tax is as follows:

	2002	2001
	£m	£m
Profit on Ordinary Activities Before Taxation	830	813
Add: major restructuring costs	53	53
Add: share of major restructuring costs in associates	—	5
Add: goodwill amortisation	64	46
Less: profit on sale of subsidiaries and investments	(3)	(31)
Less: profit on disposals of fixed assets	(9)	—

Underlying profit before tax	935	886

8.     Earnings per Ordinary Share

Basic EPS is calculated on the weighted average of 2,003 million shares in issue during the year (2001: 2,005 million shares); diluted EPS is calculated on the weighted average of 2,017 million shares (2001: 2,028 million shares) which includes dilutive options outstanding. The earnings used in calculating the Basic and Underlying EPS figures were as follows:

	2002 £m	Earnings 2001 £m	2002 p	EPS 2001 p

Earnings/Basic EPS	548	542	27.4	27.0
Less: profit on sale of subsidiaries, investments and fixed assets, net of tax and minority share	(10)	(30)	(0.5)	(1.4)
Add: goodwill amortisation	64	46	3.2	2.3
Add: major restructuring costs (net of tax)	38	43	1.9	2.1

Underlying earnings/Underlying EPS	640	601	32.0	30.0

Cadbury Schweppes considers underlying earnings per share to be a more reliable measure of business performance than basic earnings per share because it removes the impact of non- recurring and non-operational items in the year such as major restructuring costs, exceptional items and goodwill amortisation.

9.     Net Borrowings

Net borrowings are made up as follows:

	2002 £m	2001 £m

Net cash – cash at bank and in hand	175	134
– bank overdrafts	(38)	(27)

	137	107
Liquid resources	297	323
Other short term borrowings	(752)	(668)
Long term borrowings	(1,528)	(1,399)

	(1,846)	(1,637)

Movements in cash and net borrowings in the year were as follows:

	Total net borrowings £m	Net cash £m	Liquid Resources £m	Borrowings £m

At 31 December 2001	1,637	(107)	(323)	2,067
Cash flow for the period	281	(18)	22	277
Assumed on acquisition	11	(11)	—	22
Non cash items	6	—	—	6
Exchange rate adjustments	(89)	(1)	4	(92)

At 29 December 2002	1,846	(137)	(297)	2,280

10.     Acquisitions

The Group has made several acquisitions during the year. The largest of these was the acquisition of Dandy, a Danish Sugar confectionery Company with operations in Denmark, Scandinavia, the Benelux countries and Russia. This completed in September 2002 for £222m.

Other significant acquisitions were Kent, a Turkish sugar confectionery Company, Nantucket Allserve Inc, a US premium beverage Company, Squirt, a Mexican beverage brand, and the remaining 72% of Apollinaris and Schweppes, a German beverage associate for £115m.

The Group also purchased 44% of the remaining minority of Cadbury India for £111m; this has increased the Group’s ownership to 95%.

These acquisitions contributed £140m of Turnover, and £19m of Operating Profit to the Group’s results for the year.

In addition the Group announced on 17 December 2002 that it has signed an agreement to purchase the Adams Confectionary business for $4.2bn (£2.7bn) from Pfizer Inc. The acquisition price includes $450m for the expected tax benefits.

The acquisition is expected to close in March 2003, and is subject to certain regulatory approvals and the approval of the shareholders.

PART IV
UNAUDITED PRO FORMA STATEMENT OF COMBINED NET ASSETS AND NET DEBT
OF THE ENLARGED GROUP

Pro Forma Statement

The following unaudited pro forma statement of combined net assets and net debt of the Enlarged Group (the “Pro Forma Statement”) has been prepared on the bases set out in the notes below and is presented for illustrative purposes only to provide information on how the net assets and net debt of the Cadbury Schweppes Group might have been affected had the Acquisition been completed on 29 December, 2002. The Pro Forma Statement, because of its nature, may not give a true picture of the Cadbury Schweppes Group’s financial position following the Acquisition.

		Adjustments
	Cadbury Schweppes Group as at 29 December, 2002 (note 1) £m	Adams as at 29 September, 2002 (note 2) £m	Acquisition Adjustments (note 3) £m	Pro forma Enlarged Group £m

Fixed assets
Intangible assets	3,919	26	2,255	6,200
Tangible assets	1,351	248		1,599
Investments	545			545

	5,815	274	2,255	8,344

Current assets
Stocks	528	100		628
Debtors	1,052	221		1,273
Investment cash and short term deposits	472	10		482

	2,052	331	–	2,383
Creditors: Amounts falling due within one year	(2,585)	(200)		(2,785)

Net current assets	(533)	131	–	(402)

Total assets less current liabilities	5,282	405	2,255	7,942
Creditors: Amounts falling due after one year	(1,577)	(7)	(2,620)	(4,204)
Provision for liabilities and charges	(419)	(33)		(452)

Net assets	3,286	365	(365)	3,286

Net debt (note 4)	(1,846)	(9)	(2,620)	(4,475)

Notes:

1	Extracted without material adjustment from the unaudited consolidated balance sheet of Cadbury Schweppes plc as at 29 December, 2002 as set out in the unaudited preliminary results for the 52 weeks ended 29 December, 2002.

2	Extracted without material adjustment from the combined balance sheet of Adams as at 29 September, 2002 as set out in Part II of this document and translated into Sterling at an exchange rate of $1.603 to £1, being the rate in effect at close of business on 29 December, 2002 (as published by Reuters).

3	The adjustments comprise:

(a)	the consideration for the acquisition of Adams by Cadbury Schweppes plc of £2,620 million ($4,200 million); and

(b)	intangible assets of £2,255 million, being the difference between the net assets acquired and the consideration.

4	Net debt includes borrowings, liquid resources and cash.

5	The pro forma financial information on the Enlarged Group does not take into account any fair value adjustments that may be required as a result of this acquisition or any costs of acquisition. Such adjustments will be finalised on completion.

6	Except for those noted above, no adjustments have been made in respect of trading or other transactions of the Cadbury Schweppes Group since 29 December, 2002 or of Adams since 29 September, 2002.

The Directors	Deloitte & Touche
Cadbury Schweppes plc	180 Strand
25 Berkeley Square	London
London	WC2R 1BL
W1J 6HB

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London
E14 4QJ

12 February, 2003

Dear Sirs,

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

We report on the unaudited pro forma statement of combined net assets and net debt (the “pro forma financial information”) set out in Part IV of the Circular dated 12 February, 2003 issued by Cadbury Schweppes public limited company (the “Company”). The pro forma financial information has been prepared for illustrative purposes only to provide information about how the proposed acquisition of Adams might have affected the financial information presented.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the “Listing Rules”).

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 “Reporting on pro forma financial information pursuant to the Listing Rules” issued by the Auditing Practices Board in the United Kingdom. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions (other than the United Kingdom) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

(a)	the pro forma financial information has been properly compiled on the basis stated;

(b)	such basis is consistent with the accounting policies of the Company; and

(c)	the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully,

Deloitte & Touche

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PART V

SUMMARY OF THE PRINCIPAL TERMS AND CONDITIONS OF THE ACQUISITION
AND FINANCING

1.     Sale and Purchase Agreement

Cadbury Schweppes and Pfizer entered into an agreement on 16 December, 2002, pursuant to which Cadbury Schweppes has agreed to purchase Adams from Pfizer for an aggregate purchase price of $4.2 billion, payable in cash, subject to a customary adjustment for working capital. The principal terms and conditions of the Sale and Purchase Agreement are as follows:

(a)     Condition

(i)	Both parties’ obligations to effect the Acquisition are conditional upon: (i) no law or order that makes illegal or enjoins or prevents the Acquisition being in effect in the US, Canada or Mexico and no proceedings seeking to prevent or enjoin the Acquisition being ongoing or threatened by any US, Canadian or Mexican governmental authority; (ii) no waiting periods under antitrust laws in the US, Canada or Mexico and no investigations by any US, Canadian or Mexican governmental authority being unexpired or pending; and (iii) any approvals or actions of any governmental authorities required lawfully to complete the Acquisition having been given or taken. Except with respect to the US, Canada and Mexico, if any such approval or action has not been obtained or taken, Cadbury Schweppes and Pfizer will complete the Acquisition without transferring the assets, properties or shares relating to the affected jurisdictions; the aggregate purchase price will, however, be paid by Cadbury Schweppes. The assets, properties and shares relating to such jurisdictions will be transferred to Cadbury Schweppes upon receipt of the required approvals or taking of the required actions in the affected jurisdictions.

(ii)	In addition, Cadbury Schweppes’ obligation to complete the Acquisition is conditional upon, amongst other things: (i) the approval of Cadbury Schweppes Shareholders having been obtained; and (ii) Pfizer having obtained the consents necessary from third parties to transfer certain key contracts to Cadbury Schweppes.

(b)     Significant covenants

(i)	Each party has agreed to use its best efforts to take all actions and do all things necessary to effect the Acquisition. Cadbury Schweppes has also agreed to: (i) sell or dispose of specific groups or categories of the Adams assets or properties it may acquire; (ii) terminate any existing Cadbury Schweppes contracts; and (iii) amend or terminate existing licences and enter into new licences, if such actions are necessary or reasonably advisable to obtain approval of the Acquisition by any governmental antitrust authority.

(ii)	Pfizer has agreed to conduct the Adams business in the ordinary course, consistent with past practice, and to use commercially reasonable efforts to preserve the Adams business. Pfizer has also agreed to continue making capital expenditures in accordance with its current capital budget for the operations of those parts of the Adams business which sell products under the Halls brand. In addition, Pfizer has agreed to use commercially reasonable efforts to ensure that no non-public competitively sensitive information regarding the Adams business becomes available to any person that is not affiliated with Pfizer or any person that competes with any part of the Adams business.

(iii)	With certain exceptions, Pfizer has agreed that, for five years (or, in respect of Spain, for three years and, in respect of Italy, for two years) after the Acquisition, it will not: (i) engage anywhere in the world in any business that researches, develops, manufactures, markets, distributes or sells non-chocolate confectionery products (including chewing gum) or any other products that compete with the products of Adams or (ii) own an interest in, manage or control any entity that engages in any such activity. The exceptions include any competitive activity relating to the Ludens product which Pfizer will acquire as part of its acquisition of Pharmacia Corporation.

(iv)	With certain exceptions, for two years after the Acquisition Pfizer shall not solicit any of the employees or agents of Cadbury Schweppes for employment with Pfizer.

(c)     Representations and warranties

Cadbury Schweppes and Pfizer have made representations and warranties to each other that are customary for a transaction of this type.

(d)     Indemnification

Pfizer has agreed to indemnify Cadbury Schweppes for all losses arising from: (i) any liability that Pfizer has agreed to retain pursuant to the Sale and Purchase Agreement; (ii) any breach by Pfizer of its covenants in the Sale and Purchase Agreement; and (iii) any breach by Pfizer of its representations and warranties in the Sale and Purchase Agreement. Cadbury Schweppes has agreed to indemnify Pfizer for all losses arising from: (i) any liability that Cadbury Schweppes has agreed to assume pursuant to the Sale and Purchase Agreement; (ii) any breach by Cadbury Schweppes of its covenants in the Sale and Purchase Agreement; and (iii) any breach by Cadbury Schweppes of its representations and warranties in the Sale and Purchase Agreement. Each party’s obligation to indemnify the other with respect to all representations and warranties shall terminate 18 months after the date on which the Acquisition is effected, except for obligations relating to environmental representations made by Pfizer, which shall terminate two years after such date. The obligation of Pfizer to indemnify Cadbury Schweppes for losses relating to certain environmental liabilities will terminate three years after the Acquisition is effected. In respect of any breach by Pfizer of its representations and warranties in the Sale and Purchase Agreement: Pfizer shall have no obligation to indemnify Cadbury for any individual loss under $75,000; Pfizer will not be required to indemnify Cadbury until the total of all individual losses in excess of $75,000 exceeds $45 million, and, in such event, only to the extent that the total of such losses exceeds $45 million; and Pfizer’s indemnification obligation is capped at $1 billion.

(e)     Termination

The Sale and Purchase Agreement may be terminated by the parties by written agreement. In addition, either Cadbury Schweppes or Pfizer may terminate the Sale and Purchase Agreement if: (i) the Acquisition has not been effected by 20 July, 2003; (ii) a court or a governmental authority in the US, Canada or Mexico has issued an order or taken any other action permanently prohibiting the Acquisition (and such order or action is final or non-appealable), or (iii) the Shareholders of Cadbury Schweppes have voted to reject the Acquisition.

(f)     Governing Law

The Sale and Purchase Agreement is governed by the laws of the State of New York.

2.     Facility Agreement

A new bank facility was entered into on 16 December, 2002 between: Cadbury Schweppes Finance p.l.c. (as borrower); Cadbury Schweppes plc (as guarantor); Banc of America Securities Limited, BNP Paribas, HSBC Bank plc, Lloyds TSB Bank plc and The Royal Bank of Scotland plc (as arrangers); HSBC Bank plc (as agent); HSBC Bank USA (as swingline agent); and the banks listed in the facility agreement (as lenders). Proceeds from the facility will be used to finance the Acquisition, for bridging finance pending issues in the international capital markets and for the general corporate purposes of the Cadbury Schweppes Group.

The facility comprises the following tranches:

(i)	Tranche A is a $2,500,000,000 multi-currency revolving credit facility (including a swingline facility) with final repayment due five years after the facility was put in place. A commitment fee of 40% of the then applicable margin is payable in relation to undrawn portions of the facility.

(ii)	Tranche B is a $2,000,000,000 multi-currency revolving credit facility with final repayment due three years after the facility was put in place. A commitment fee of 40% of the then applicable margin is payable in relation to undrawn portions of the facility.

(iii)	Tranche C is a 364 day $1,600,000,000 multi-currency revolving credit facility with an option to convert to a term loan repayable within twelve months from the date of exercise. A commitment fee of 30% of the then applicable margin is payable in relation to undrawn portions of the facility.

Interest on drawn amounts accrues at a rate per annum equal to the sum of the London Interbank Offered Rate plus the mandatory costs plus the margin (which is calculated depending on the ratio of earnings before interest, tax, depreciation and amortisation to adjusted net interest) of between: (i) 0.50% and 0.65% for drawings made under Tranche A; (ii) 0.475% and 0.575% for drawings made under Tranche B; and (iii) 0.40% and 0.475% for drawings made under Tranche C.

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PART VI

ADDITIONAL INFORMATION

1.     Responsibility

The Directors of Cadbury Schweppes, whose names appear in paragraph 2 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.     Directors

The Directors of the Company are:

Derek C. Bonham*	Dr. Wolfgang C.G. Berndt*
John M. Sunderland	Richard S. Braddock*
H. Todd Stitzer	Roger M. Carr*
David J. Kappler	David A.R. Thompson*
Robert J. Stack	Baroness Wilcox*
(*Indicates non executive director)

3.     Directors’ and others’ interests

(a)	The interests in the securities of the Company of the Directors (not including the Directors’ interests in options to acquire shares in the capital of the Company as set out in paragraph (b) below), as notified to the Company pursuant to Sections 324 or 328 of the Act or which are required to be entered in the register to be maintained under the provisions of Section 325 of the Act or which are interests of a person connected with a Director (within the meaning of Section 346 of the Act), which interests, if such connected persons were Directors, would be required to be disclosed pursuant to Sections 324 or 328 of the Act and the existence of which is known or could with reasonable diligence be ascertained by the Directors, all of which are beneficial, as at 7 February, 2003 (the latest practicable date prior to the publication of this document) were as follows:

Name	Number of Cadbury Schweppes Ordinary Shares
Derek C. Bonham	22,077
John M. Sunderland	1,072,367
H. Todd Stitzer	336,366
David J. Kappler	741,300
Robert J. Stack	602,406
Dr. Wolfgang C.G. Berndt	31,496
Richard S. Braddock	24,776
Roger M. Carr	5,662
David A.R. Thompson	18,150
Baroness Wilcox	11,440

Save as set out in this paragraph and paragraph (b) below, none of the Directors, nor any persons connected (within the meaning of Section 346 of the Act) with them, had any notifiable interests on 7 February, 2003 (the latest practicable date prior to publication of this document) in the share capital of the Company or any of its subsidiaries.

(b)	As at 7 February, 2003 (the latest practicable date prior to publication of this document), the following Directors had options of various exercise periods, ranging from three months to 10 years, to subscribe for shares in the Company:

Name	Number of Options	Weighted average Exercise Price (£ per share)
John M. Sunderland	1,838,473	4.1603
H. Todd Stitzer	850,000	4.5694
David J. Kappler	901,010	4.5604
Robert J. Stack	998,298	4.0208

(c)	As at 7 February, 2003 (the latest practicable date prior to publication of this document), the following persons (excluding Directors of the Company) had given notice of their holdings of the following notifiable interests in the issued share capital of the Company:

Name	Number of Cadbury Schweppes Ordinary Shares	Percentage of current issued share capital of the Company
Barclays PLC	61,780,274	3.00
Legal & General Investment Management	61,686,656	3.00

(d)	Save as disclosed above, so far as it is known to the Company, no person is, or will be following the Acquisition, interested directly or indirectly (within the meaning of Part VI of the Act) in 3% or more of the issued share capital of the Company or exercises or could exercise directly or indirectly, jointly or severally, control over the Company.

(e)	None of the Directors has or has had any interests in any transaction which is or was unusual in its nature or conditions or significant to the business of the Cadbury Schweppes Group and which was effected by Cadbury Schweppes during the current or immediately preceding financial year or was effected by Cadbury Schweppes during any earlier financial year and remains in any respect outstanding or unperformed.

4.     Directors’ service contracts and emoluments

(a)	John Sunderland is employed by the Company pursuant to a service contract dated 1 March, 2001. His employment will continue until 24 August, 2005, his 60th birthday, or until terminated earlier by not less than 12 months’ written notice by the Company or by not less than six months’ written notice by Mr. Sunderland. If Mr. Sunderland’s employment is terminated without cause or if he resigns for good reason (as set out in the service contract) he will be entitled to a payment of twice his gross annual salary. If such termination should occur within two years after a change of control of Cadbury Schweppes, an amount equal to twice his total annual remuneration would be payable. Mr. Sunderland is entitled to a basic annual salary of £815,000 and this is reviewed at least annually. In addition, he is entitled to participate in the Company’s Annual Incentive Plan, Long Term Incentive Plan, Bonus Share Retention Plan, 1994 Share Option Plan and the savings-related share option scheme and share incentive plan operated by the Company in the UK. His benefits also include membership of the Cadbury Schweppes Pension Fund and the Cadbury Schweppes Supplementary Pension Scheme, entitlement to a company car, reimbursement of business expenses, medical benefits, disability benefits, life cover and accident cover. The Company announced on 5 December, 2002 that Mr. Sunderland would be appointed Chairman of the Company in May, 2003.

Todd Stitzer is employed by CBI Holdings, Inc., a wholly owned subsidiary of the Company, and has been seconded to the Company pursuant to a service contract dated 1 March, 2001. His employment will continue until 31 December, 2012 or until terminated earlier by not less than 12 months’ written notice by CBI Holdings, Inc. (or by the Company on its behalf) or by not less than six months’ written notice by Mr. Stitzer. Mr. Stitzer is entitled to six months’ employment at CBI Holdings, Inc. in the US if he decides to end his secondment on a review date (once every two years, with the first review within three months immediately prior to 1 March, 2003) or if, during his secondment, his employment is terminated by CBI Holdings, Inc. (or by the Company on its behalf) or he resigns for a good reason (as set out in the service contract). If Mr. Stitzer’s employment is terminated without cause or if he resigns for good reason, he will be entitled to a payment of twice his gross annual salary. If such termination should occur within two years after a change of control of Cadbury Schweppes, an amount equal to twice his total annual remuneration would be payable. Mr. Stitzer is entitled to a basic annual salary of $850,000 and this is reviewed at least annually. In addition, he is entitled to participate in the Company’s Annual Incentive Plan, Long Term Incentive Plan, Bonus Share Retention Plan, 1994 Share Option Plan and the savings-related share option scheme operated by the Company in the US. His benefits also include participation in US pension arrangements and a number of employee benefit plans offered by CBI Holdings, Inc. in the US, entitlement to a company car, reimbursement of business expenses, a cost of living allowance and arrangements relating to his relocation to, and housing in, the UK. The Company announced on 5 December, 2002 that Mr. Stitzer would be appointed as Chief Executive Officer in May, 2003 and he has assumed the role of Deputy Chief Executive Officer in the meantime.

David Kappler is employed by the Company pursuant to a service contract dated 1 March, 2001. His employment will continue until 24 March, 2007, his 60th birthday, or until terminated earlier by not less than 12 months’ written notice by the Company or by not less than six months’ written notice by Mr. Kappler. If Mr. Kappler’s employment is terminated without cause or if he resigns for good reason (as set out in the service contract) he will be entitled to a payment of twice his gross annual salary. If such termination should occur within two years after a change of control of Cadbury Schweppes, an amount equal to twice his total annual remuneration would be payable. Mr. Kappler is entitled to a basic annual salary of £460,000 and this is reviewed at least annually. In addition, he is entitled to participate in the Company’s Annual Incentive Plan, Long Term Incentive Plan, Bonus Share Retention Plan, 1994 Share Option Plan and the savings-related share option scheme and share incentive plan operated by the Company in the UK. His benefits also include membership of the Cadbury Schweppes Pension Fund and the Cadbury Schweppes Supplementary Pension Scheme, entitlement to a company car, reimbursement of business expenses, medical benefits, disability benefits, life cover and accident cover.

Robert Stack is employed by CBI Holdings, Inc., a wholly owned subsidiary of the Company, and has been seconded to the Company pursuant to a service contract dated 1 March, 2001. His employment will continue until 31 December, 2010 or until terminated earlier by not less than 12 months’ written notice by CBI Holdings, Inc. (or by the Company on its behalf) or by not less than six months’ written notice by Mr. Stack. Mr. Stack is entitled to six months’ employment at CBI Holdings, Inc. in the US if he decides to end his secondment on a review date (once every two years, with the first review within three months immediately prior to 1 March, 2003) or if, during his secondment, his employment is terminated by CBI Holdings, Inc. (or by the Company on its behalf) or he resigns for a good reason (as set out in the service contract). If Mr. Stack’s employment is terminated without cause or if he resigns for good reason, he will be entitled to a payment of twice his gross annual salary. If such termination should occur within two years after a change of control of Cadbury Schweppes, an amount equal to twice his total annual remuneration would be payable. Mr. Stack is entitled to a basic annual salary of $585,000 and this is reviewed at least annually. In addition, he is entitled to participate in the Company’s Annual Incentive Plan, Long Term Incentive Plan, Bonus Share Retention Plan, 1994 Share Option Plan and the savings-related share option scheme operated by the Company in the US. His benefits also include participation in US pension arrangements and a number of employee benefit plans offered by CBI Holdings, Inc. in the US, entitlement to a company car, reimbursement of business expenses, a cost of living allowance and arrangements relating to his relocation to, and housing in, the UK.

Derek Bonham has been appointed pursuant to a letter of appointment as a non-executive Director for an initial three year term with effect from 13 March, 2000. He is entitled to receive a fee of £225,000 per annum and a further 10% of that amount by way of contribution to his office expenses. The Company announced on 5 December, 2002 that Mr. Bonham would be standing down as Chairman in May, 2003.

Dr. Wolfgang Berndt has been appointed pursuant to a letter of appointment as a non-executive Director for an initial three year term with effect from 16 January, 2002. He is entitled to receive a fee of £32,500 per annum.

Richard Braddock was appointed pursuant to a letter of appointment as a non-executive Director for an initial three year term with effect from 27 June, 1997, extended for three years on 30 June, 2000. He is entitled to receive a fee of $120,000 per annum.

Roger Carr has been appointed pursuant to a letter of appointment as a non-executive Director for an initial three year term with effect from 15 December, 2000. He is entitled to receive a fee of £32,500 per annum. The Company announced on 5 December, 2002 that Mr. Carr would be appointed Deputy Chairman of the Company in May, 2003.

David Thompson was appointed pursuant to a letter of appointment as a non-executive Director for an initial three year term with effect from 9 March, 1998, extended for three years on 4 May, 2001. He is entitled to receive a fee of £40,000 per annum.

Baroness Wilcox was appointed pursuant to a letter of appointment as a non-executive Director for an initial three year term with effect from 5 March, 1997, extended for three years on 7 April, 2000. She is entitled to receive a fee of £40,000 per annum.

(b)	The emoluments receivable by the Directors will not be varied as a consequence of the transactions described in this document.

5.	Material Contracts

(a)	The following is a summary of all the material contracts (not being contracts entered into in the ordinary course of business) which have been entered into by members of the Cadbury Schweppes Group during the two years immediately preceding the date of this document and are or may be material or any other contracts entered into at any time by members of the Cadbury Schweppes Group which contain an obligation or entitlement which is material to the Cadbury Schweppes Group as at the date of this document:

(i)	The Sale and Purchase Agreement (as summarised in Part V).

(ii)	The Facility Agreement (as summarised in Part V).

(iii)	A Shares and Assets Sale and Purchase Agreement dated 20 September, 2001 between Pernod Ricard, Austin, Nicols & Co. Inc., Compagnie Financière des Produits Orangina, Pampryl and Schweppes International Limited, Cadbury Schweppes France and CBI Holdings, Inc., for the acquisition by the Cadbury Schweppes Group of Pernod Ricard’s soft drinks brands and businesses in Continental Europe, North America and Australia for an aggregate cash consideration of €720,000,000, containing certain warranties and indemnities in favour of the Cadbury Schweppes Group. Completion of the acquisition took place in October, 2001.

(iv)	A Share Transfer Agreement dated 27 June, 2002 between Dandy Holding A/S and Cadbury Denmark A/S for the acquisition by Cadbury Denmark A/S of the entire issued share capital of Dandy Own Brands A/S (now Dandy A/S) for the equivalent of around £201,000,000, containing certain warranties and indemnities in favour of Cadbury Denmark A/S. Completion of the acquisition took place in September, 2002.

(v)	An Amended and Restated Programme Agreement dated 26 April, 2002 between Cadbury Schweppes, Cadbury Schweppes Finance p.l.c., Deutsche Bank AG London and certain other dealer banks relating to a £2,500,000,000 (formerly £1,500,000,000) Euro Medium Term Note Programme.

(vi)	A Third Supplemental Trust Deed dated 26 April, 2002 between Cadbury Schweppes, Cadbury Schweppes Finance p.l.c. and The Law Debenture Trust Corporation p.l.c. modifying the provisions of a Trust Deed dated 26 May, 1999 relating to a £2,500,000,000 (formerly £1,500,000,000) Euro Medium Term Note Programme.

(b)	There are no material contracts (not being contracts entered into in the ordinary course of business) which have been entered into by Adams during the two years immediately preceding the date of this document or any other contracts (not being contracts entered into in the ordinary course of business) entered into at any time by Adams which contain an obligation or entitlement which is material to Adams at the date of this document.

6.	Working capital

Cadbury Schweppes is of the opinion that, after taking into account existing available bank and other facilities, the Enlarged Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document.

7.	Significant changes

(a)	There has been no significant change in the financial or trading position of the Cadbury Schweppes Group since 29 December, 2002, the date to which the last unaudited preliminary financial statements of Cadbury Schweppes were drawn up.

(b)	There has been no significant change in the financial or trading position of Adams since 29 September, 2002, the date to which the last audited financial statements of Adams were drawn up.

8.	Litigation

(a)	Neither Cadbury Schweppes nor any of its subsidiaries is or has been engaged in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the Cadbury Schweppes Group’s financial position nor, so far as the Directors are aware, are any such proceedings pending or threatened by or against Cadbury Schweppes or any of its subsidiaries.

(b)	Adams neither is nor has been engaged in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on Adams’ financial position nor, as far as the Directors are aware, are any such proceedings pending or threatened by or against Adams.

9.	Registered office

The registered office and head office of the Company is 25 Berkeley Square, London, W1J 6HB, United Kingdom which is also the business address of all the Directors.

10.	General

(a)	CSFB has given and not withdrawn its written consent to the issue of this document with the references herein to its name in the form and context in which they appear.

(b)	Deloitte & Touche have given and not withdrawn their written consent to the inclusion in this document of their letter and the references herein to their name in the form and context in which they appear.

(c)	KPMG has given and not withdrawn its written consent to the inclusion in this document of its report.

(d)	The registrar of the Company is Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA.

11.	Documents available for inspection

Copies of the following documents may be inspected free of charge at the offices of the Company at its registered office address and the offices of Slaughter and May at One Bunhill Row, London, EC1Y 8YY during usual business hours on any weekday (Saturdays and public holidays excepted) until and including the date of the Extraordinary General Meeting:

(a)	the Memorandum and Articles of Association of the Company;

(b)	the material contracts referred to in paragraph 5 above;

(c)	the Sale and Purchase Agreement and the Facility Agreement;

(d)	the service contracts and letters of appointment of the Directors referred to in paragraph 4 above;

(e)	the report prepared by KPMG on Adams set out in Part II;

(f)	the letter from Deloitte & Touche regarding the unaudited pro forma statement of net assets set out in Part IV;

(g)	the written consents referred to in paragraph 10 above;

(h)	the audited accounts of Adams for the two financial years ended 31 December, 2001 and the nine months ended 29 September, 2002;

(i)	the audited consolidated accounts of the Company for the two financial years ended 30 December, 2001 and the Company’s unaudited preliminary results for the 52 weeks to 29 December, 2002; and

(j)	this document.

Cadbury Schweppes public limited company

(Registered in England No. 52457)

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of the Company will be held at 10.30 a.m. on 5 March, 2003 at The Café Royal, 68 Regent Street, London, W1B 5EL to consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“THAT the proposed acquisition of Adams by the Company (the “Acquisition”) upon the terms and conditions as set out in the Sale and Purchase Agreement dated 16 December, 2002 (a copy of which was produced to the meeting initialled by the Chairman for the purposes of identification), or on and subject to such terms and conditions as amended, extended or revised and approved by the directors of the Company (or any duly constituted committee thereof), be and is hereby approved and that the directors of the Company (or any duly authorised committee thereof) be and are hereby authorised to waive, amend, vary or extend any of the terms and conditions of the proposed Acquisition (provided that no such waiver, amendment, variation or extension shall be material in the context of the Acquisition as a whole) and to do all such things that they may consider necessary in connection with the proposed Acquisition.”

By Order of the Board
M.A.C. Clark
Secretary

25 Berkeley Square,
London,
W1J 6HB,
United Kingdom

12 February, 2003

NOTES:
1.	A member entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company. A form of proxy for use at the meeting is enclosed. A proxy may also be appointed via the internet or, for CREST members, by using the CREST electronic proxy appointment service. To be valid, any instrument appointing a proxy must be lodged with the Company’s registrar not later than 48 hours before the time fixed for the meeting.

2.	The Company’s registrar is Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA.

3.	The appointment of a proxy does not preclude a member from attending the meeting and voting in person, in which case any votes of the proxy will be superseded.

4.	Only members registered in the register of members of the Company at 10.30 a.m. on 3 March, 2003 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their names at that time. Changes to entries on the register after 10.30 a.m. on 3 March, 2003 shall be disregarded in determining the rights of any person to attend or vote at the meeting.